KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2019

This management's discussion and analysis ("MD&A"), prepared as of July 31, 2019, relates to the financial condition and results of operations of Kinross Gold Corporation together with its wholly owned subsidiaries, as at June 30, 2019 and for the three and six months then ended, and is intended to supplement and complement Kinross Gold Corporation’s unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2019 and the notes thereto (the “interim financial statements”). Readers are cautioned that the MD&A contains forward-looking statements about expected future events and financial and operating performance of the Company, and that actual events may vary from management's expectations. Readers are encouraged to read the Cautionary Statement on Forward Looking Information included with this MD&A and to consult Kinross Gold Corporation's annual audited consolidated financial statements for 2018 and corresponding notes to the financial statements which are available on the Company's web site at www.kinross.com and on www.sedar.com. The interim financial statements and MD&A are presented in U.S. dollars. The interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”). This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as at and for the three and six months ended June 30, 2019, as well as our outlook.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in "Risk Analysis" and in the “Cautionary Statement on Forward-Looking Information” on pages 44 - 45 of this MD&A. In certain instances, references are made to relevant notes in the interim financial statements for additional information.

Where we say "we", "us", "our", the "Company" or "Kinross", we mean Kinross Gold Corporation or Kinross Gold Corporation and/or one or more or all of its subsidiaries, as it may apply. Where we refer to the "industry", we mean the gold mining industry.

1.	DESCRIPTION OF THE BUSINESS

Kinross is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, the extraction and processing of gold-containing ore, and reclamation of gold mining properties. Kinross’ gold production and exploration activities are carried out principally in Canada, the United States, the Russian Federation, Brazil, Chile, Ghana and Mauritania. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a quantity of silver.
The profitability and operating cash flow of Kinross are affected by various factors, including the amount of gold and silver produced, the market prices of gold and silver, operating costs, interest rates, regulatory and environmental compliance, the level of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs and activities. Kinross is also exposed to fluctuations in currency exchange rates, political risks, and varying levels of taxation that can impact profitability and cash flow. Kinross seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company’s control.
Commodity prices continue to be volatile as economies around the world continue to experience economic challenges along with political changes and uncertainty. Volatility in the price of gold and silver impacts the Company's revenue, while volatility in the price of input costs, such as oil, and foreign exchange rates, particularly the Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi, and Canadian dollar, may have an impact on the Company's operating costs and capital expenditures.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2019

Consolidated Financial and Operating Highlights

	Three months ended June 30,				Six months ended June 30,
(in millions, except ounces, per share amounts and per ounce amounts)	2019	2018	Change	% Change(d)	2019	2018	Change	% Change
Operating Highlights
Total gold equivalent ounces(a)
Produced(c)	653,586	607,906	45,680	8%	1,264,849	1,267,861	(3,012)	0%
Sold(c)	641,149	593,296	47,853	8%	1,244,206	1,267,957	(23,751)	(2%)

Attributable gold equivalent ounces(a)
Produced(c)	648,251	602,049	46,202	8%	1,254,282	1,255,986	(1,704)	0%
Sold(c)	636,035	587,556	48,479	8%	1,233,684	1,255,773	(22,089)	(2%)

Financial Highlights
Metal sales	$837.8	$775.0	$62.8	8%	$1,624.0	$1,672.2	$(48.2)	(3%)
Production cost of sales	$426.1	$454.9	$(28.8)	(6%)	$837.8	$899.5	$(61.7)	(7%)
Depreciation, depletion and amortization	$179.9	$190.3	$(10.4)	(5%)	$344.0	$383.4	$(39.4)	(10%)
Operating earnings	$144.3	$46.3	$98.0	nm	$259.7	$224.2	$35.5	16%
Net earnings attributable to common shareholders	$71.5	$2.4	$69.1	nm	$136.2	$108.5	$27.7	26%
Basic earnings per share attributable to common shareholders	$0.06	$0.00	$0.06	nm	$0.11	$0.09	$0.02	22%
Diluted earnings per share attributable to common shareholders	$0.06	$0.00	$0.06	nm	$0.11	$0.09	$0.02	22%
Adjusted net earnings attributable to common shareholders(b)	$79.6	$37.8	$41.8	111%	$162.9	$163.0	$(0.1)	0%
Adjusted net earnings per share(b)	$0.06	$0.03	$0.03	100%	$0.13	$0.13	$-	0%
Net cash flow provided from operating activities	$333.0	$184.5	$148.5	80%	$584.6	$478.0	$106.6	22%
Adjusted operating cash flow(b)	$287.7	$231.5	$56.2	24%	$518.5	$595.2	$(76.7)	(13%)
Capital expenditures	$276.7	$247.1	$29.6	12%	$541.5	$494.0	$47.5	10%
Average realized gold price per ounce(b)	$1,307	$1,306	$1	0%	$1,305	$1,319	$(14)	(1%)
Consolidated production cost of sales per equivalent ounce(c) sold(b)	$665	$767	$(102)	(13%)	$673	$709	$(36)	(5%)
Attributable(a) production cost of sales per equivalent ounce(c) sold(b)	$663	$767	$(104)	(14%)	$672	$709	$(37)	(5%)
Attributable(a) production cost of sales per ounce sold on a by-product basis(b)	$650	$754	$(104)	(14%)	$659	$696	$(37)	(5%)
Attributable(a) all-in sustaining cost per ounce sold on a by-product basis(b)	$918	$1,011	$(93)	(9%)	$917	$918	$(1)	0%
Attributable(a) all-in sustaining cost per equivalent ounce(c) sold(b)	$925	$1,018	$(93)	(9%)	$925	$926	$(1)	0%
Attributable(a) all-in cost per ounce sold on a by-product basis(b)	$1,242	$1,343	$(101)	(8%)	$1,240	$1,226	$14	1%
Attributable(a) all-in cost per equivalent ounce(c) sold(b)	$1,243	$1,342	$(99)	(7%)	$1,242	$1,228	$14	1%

(a)	“Total” includes 100% of Chirano production. "Attributable" includes Kinross' share of Chirano (90%) production.
(b)	The definition and reconciliation of these non-GAAP financial measures is included in Section 11.
(c)
“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter of 2019 was 87.98:1 (second quarter of 2018 - 79.00:1). The ratio for the first six months of 2019 was 85.78:1 (first six months of 2018 - 79.12:1).

(d)	“nm” means not meaningful.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2019

Consolidated Financial Performance

Second quarter 2019 vs. Second quarter 2018

Kinross’ attributable production increased by 8%, compared to the second quarter of 2018, primarily due to higher production at Paracatu, and due to the increases in mill throughputs and grades, as well as increases in recoveries, at Tasiast. These increases were partially offset by lower production at Bald Mountain due to fewer and lower grade tonnes placed on the heap leach pads, at Fort Knox due to the decreases in mill throughput and tonnes placed on the heap leach pads, and at Maricunga as activities continued to ramp down.

Metal sales increased by 8%, compared to the second quarter of 2018, due to an increase in gold equivalent ounces sold. The average realized gold price in the second quarter of 2019 of $1,307 per ounce is comparable to $1,306 per ounce in the second quarter of 2018. Total gold equivalent ounces sold increased to 641,149 ounces in the second quarter of 2019, compared to 593,296 ounces in the second quarter of 2018, primarily due to the increases in production as described above.

Production cost of sales decreased by 6%, compared to the second quarter of 2018, primarily due to decreases in gold equivalent ounces sold at Fort Knox and Round Mountain. These decreases were partially offset by an increase in production costs of sales as a result of increased gold equivalent ounces sold at Paracatu and Tasiast.

Attributable production cost of sales per equivalent ounce sold and per ounce sold on a by-product basis both decreased by 14% in the second quarter of 2019, compared to the same period in 2018, due to decreases in costs and increased ounces sold, as noted above. Decreases in costs per ounce at Tasiast were primarily due to the decreases in operating waste mined and contractor costs, and at Paracatu were primarily due to a decrease in power costs and favourable foreign exchange movements.

In the second quarter of 2019, depreciation, depletion and amortization decreased by 5%, compared to the same period in 2018, mainly due to decreases in gold equivalent ounces sold at Fort Knox, Bald Mountain and Chirano. These decreases were partially offset by increases at Paracatu as a result of the increase in gold equivalent ounces sold and an increase in depreciable asset base, and at Tasiast as a result of the increase in depreciable asset base, mainly related to the completion of the Phase One project in the third quarter of 2018, and the increase in gold equivalent ounces sold.

Operating earnings increased to $144.3 million in the second quarter of 2019 from $46.3 million in the same period in 2018. This increase was primarily due to an increase in margin (metal sales less production cost of sales), as well as the decrease in depreciation, depletion and amortization.

In the second quarter of 2019, the Company recorded an income tax expense of $46.5 million, compared to an income tax expense of $24.4 million in the second quarter of 2018. The $46.5 million income tax expense recognized in the second quarter of 2019 was higher as a result of higher operating mine profitability, compared to the same period in 2018, and includes $5.6 million of gains due to the re-measurement of deferred tax assets and liabilities as a result of fluctuations in foreign exchange rates with respect to the Brazilian real and the Russian rouble. The $24.4 million income tax expense recognized in the second quarter of 2018 included $28.1 million of expense due to the re-measurement of deferred tax assets and liabilities as a result of fluctuations in foreign exchange rates with respect to the Brazilian real and the Russian rouble. In addition, income tax expense increased in the second quarter of 2019 due to differences in the level of income in the Company’s operating jurisdictions. Kinross' combined federal and provincial statutory tax rate for the second quarter of both 2019 and 2018 was 26.5%.

Net earnings attributable to common shareholders in the second quarter of 2019 were $71.5 million, or $0.06 per share, compared to $2.4 million, or $0.00 per share, in the same period in 2018. The increase was primarily a result of the increase in operating earnings as described above, partially offset by an increase in income tax expense.

Adjusted net earnings attributable to common shareholders in the second quarter of 2019 was $79.6 million, or $0.06 per share, compared to adjusted net earnings attributable to common shareholders of $37.8 million, or $0.03 per share, for the same period in 2018. The increase in adjusted net earnings was primarily due to the increase in operating earnings as described above.

Net cash flow provided from operating activities increased to $333.0 million in the second quarter of 2019, from $184.5 million in the second quarter of 2018, primarily due to the increase in margins, income taxes recovered, and favourable working capital changes.

In the second quarter of 2019, adjusted operating cash flow increased to $287.7 million, from $231.5 million in the same period in 2018, primarily due to the increase in margins.

Capital expenditures increased to $276.7 million in the second quarter of 2019, compared to $247.1 million in the second quarter of 2018, primarily due to increased spending on development projects at Round Mountain, Bald Mountain and Fort Knox, offset by lower spending at Tasiast.

In the second quarter of 2019, attributable all-in sustaining cost per equivalent ounce sold and per ounce sold on a by-product basis both decreased by 9%, compared to the same period in 2018. Attributable all-in cost per equivalent ounce sold and per ounce sold on a by-product basis decreased by 7% and 8%, respectively, compared to the second quarter in 2018. The decreases were primarily due to the decrease in production cost of sales and the increase in gold equivalent ounces sold.

First six months of 2019 vs. First six months of 2018

Kinross’ attributable production in the first six months of 2019 was consistent with the same period in 2018. Higher production at Paracatu and Tasiast due to increases in mill throughput, grades and recoveries was offset by lower production at Bald Mountain due to fewer tonnes placed on the heap leach pads and a decrease in grades, at Fort Knox due to the decrease in mill throughput and tonnes placed on the heap leach pads, and at Maricunga as activities continued to ramp down.

Metal sales decreased by 3% in the first six months of 2019, compared to the same period in 2018, due to a decrease in gold equivalent ounces sold and a slight decrease in average metal prices realized. The average realized gold price decreased to $1,305 per ounce in the first six months of 2019 from $1,319 per ounce in the same period in 2018. Gold equivalent ounces sold in the first six months of 2019 decreased to 1,233,684 ounces from 1,255,773 ounces in the same period in 2018, primarily due to the timing of sales.

Production cost of sales decreased by 7% in the first six months of 2019, compared to the same period in 2018, primarily due to decreases in gold equivalent ounces sold at Fort Knox, Round Mountain and Bald Mountain, as well as cost savings at Paracatu. These decreases were partially offset by an increase in production costs of sales as a result of increased gold equivalent ounces sold at Tasiast.

Attributable production cost of sales per equivalent ounce sold and per ounce sold on a by-product basis both decreased by 5% in the first six months of 2019, compared to the same period in 2018, mainly due to decreases in costs per ounce at Tasiast, primarily due to the decreases in operating waste mined and contractor costs, and at Paracatu, primarily due to a decrease in power costs and favourable foreign exchange movements.

In the first six months of 2019, depreciation, depletion and amortization decreased by 10%, compared to the same period in 2018, mainly due to decreases in gold equivalent ounces sold at Fort Knox, Bald Mountain and Chirano. These decreases were partially offset by increases at Paracatu as a result of the increase in gold equivalent ounces sold and an increase in depreciable asset base, and at Tasiast as a result of the increase in depreciable asset base, mainly related to the completion of the Phase One project in the third quarter of 2018, and the increase in gold equivalent ounces sold.

In the first six months of 2019, operating earnings were $259.7 million compared to $224.2 million in the same period in 2018. The increase was primarily due to the increase in margins and the decrease in depreciation, depletion and amortization.

In the first six months of 2019, the Company recorded income tax expense of $74.6 million compared to income tax expense of $78.4 million in the same period in 2018. The $74.6 million income tax expense recognized in the first six months of 2019 was as a result of higher operating mine profitability, compared to the same period in 2018, and included $6.8 million of gains due to the re-measurement of deferred tax assets and liabilities as a result of fluctuations in foreign exchange rates with respect to the Brazilian real and the Russian rouble. The $78.4 million income tax expense recognized in the first six months of 2018 included $28.3 million of expense due to the re-measurement of deferred tax assets and liabilities as a result of fluctuations in foreign exchange rates with respect to the Brazilian real and the Russian rouble. Kinross' combined federal and provincial statutory tax rate for the first six months of both 2019 and 2018 was 26.5%.

Net earnings attributable to common shareholders in the first six months of 2019 were $136.2 million, or $0.11 per share, compared to $108.5 million, or $0.09 per share, in the first six months of 2018. The increase is primarily as a result of the increase in operating earnings as described above.
Adjusted net earnings attributable to common shareholders were $162.9 million, or $0.13 per share, for the first six months of 2019 and was consistent with the adjusted net earnings attributable to common shareholders of $163.0 million, or $0.13 per share, for the same period in 2018.
In the first six months of 2019, net cash flow provided from operating activities increased to $584.6 million, from $478.0 million during the same period in 2018, mainly due to an increase in margins, a decrease in net income taxes paid, and favourable working capital changes.

Adjusted operating cash flow in the first six months of 2019 decreased to $518.5 million from $595.2 million in the same period in 2018, primarily due to the changes in working capital, partially offset by the increase in margins.

Capital expenditures increased to $541.5 million compared with $494.0 million in the first six months of 2018, primarily due to increased spending on development projects at Round Mountain, Bald Mountain and Fort Knox, offset by lower spending at Tasiast.

Attributable all-in sustaining cost per equivalent ounce sold and per ounce sold on a by-product basis in the first six months of 2019 were comparable to the same period in 2018. Attributable all-in cost per equivalent ounce sold and per ounce sold on a by-product basis both increased by 1%, compared to the first six months in 2018. Decreases in production cost of sales were mostly offset by increases in capital expenditures.

2.	IMPACT OF KEY ECONOMIC TRENDS

Kinross’ 2018 annual MD&A contains a discussion of key economic trends that affect the Company and its financial statements. Please refer to the MD&A for the year ended December 31, 2018, which is available on the Company's website www.kinross.com and on www.sedar.com or is available upon request from the Company. Included in this MD&A is an update reflecting significant changes since the preparation of the 2018 annual MD&A.

Price of Gold

The price of gold is the largest single factor in determining profitability and cash flow from operations, therefore, the financial performance of the Company has been, and is expected to continue to be, closely linked to the price of gold. During the second quarter of 2019, the average price of gold was $1,309 per ounce, with gold trading between $1,270 and $1,431 per ounce based on the London PM Fix gold price. This compares to an average of $1,306 per ounce during the second quarter of 2018, with a low of $1,250 and a high of $1,351 per ounce. During the second quarter of 2019, Kinross realized an average price of $1,307 per ounce compared to $1,306 per ounce for the same period in 2018. For the first six months of 2019, the price of gold averaged $1,307 per ounce compared to $1,318 in the same period of 2018. In the first six months of 2019, Kinross realized an average price of $1,305 per ounce compared to an average price realized of $1,319 per ounce in the first six months of 2018.

During the second quarter of 2019, gold prices benefitted from a shift in expectations towards potential stimulus from the United States Federal Reserve and other central banks against a backdrop of ongoing trade and geopolitical risks and softer growth.

Cost Sensitivity

The Company’s profitability is subject to industry wide cost pressures on development and operating costs with respect to labour, energy, capital expenditures and consumables in general. Since mining is generally an energy intensive activity, especially in open pit mining, energy prices can have a significant impact on operations. The cost of fuel as a percentage of operating costs varies amongst the Company’s mines, and overall, operations have experienced fuel price increases in the second quarter of 2019, as global fuel supply and demand move towards equilibrium. Kinross manages its exposure to energy costs by entering, from time to time, into various hedge positions – refer to Section 6 - Liquidity and Capital Resources for details.

Currency Fluctuations

At the Company’s non-U.S. mining operations and exploration activities, which are primarily located in Brazil, Chile, the Russian Federation, Ghana, Mauritania, and Canada, a portion of operating costs and capital expenditures are denominated in their respective local currencies. Generally, as the U.S. dollar strengthens, these currencies weaken, and as the U.S. dollar weakens, these foreign currencies strengthen. During the three and six months ended June 30, 2019, the U.S. dollar, on average, was stronger relative to the Brazilian real, Chilean peso, Ghanaian cedi, Mauritanian ouguiya, Russian rouble and Canadian dollar, compared to the same periods in 2018. As at June 30, 2019, the U.S. dollar was stronger compared to the December 31, 2018 spot exchange rates of the Ghanaian cedi, and Mauritanian ouguiya, and weaker compared to the December 31, 2018 spot exchange rates of Brazilian real, Chilean peso, Russian rouble and Canadian dollar. In order to manage this risk, the Company uses currency hedges for certain foreign currency exposures – refer to Section 6 - Liquidity and Capital Resources for details.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2019

3.	OUTLOOK

The following section of this MD&A represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on pages 44 - 45 of this MD&A.

Unless otherwise stated "attributable" production includes only Kinross' share of Chirano production (90%). Production cost of sales per attributable gold equivalent ounce is defined as production cost of sales as per the interim financial statements divided by the number of gold equivalent ounces sold, reduced for Chirano (10%) sales attributable to third parties.

Operational Outlook

As previously announced on February 13, 2019, Kinross expects to produce approximately 2.5 million gold equivalent ounces (+/- 5%) during 2019.

The Company expects to meet its production cost of sales guidance of $730 (+/-5%) per gold equivalent ounce and its all-in sustaining cost guidance of $995 (+/- 5%) per gold equivalent ounce sold in 2019.

Kinross also expects to meet its 2019 capital expenditure forecast of approximately $1,050 million (+/ -5%).

Depreciation, depletion and amortization is now expected to be approximately $300 (+/-5%) per gold equivalent ounce, compared with the previously disclosed $330 (+/-5%) per gold equivalent ounce, mainly due to increased production at Paracatu and lower production from Bald Mountain in the first half of the year.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2019

4.	PROJECT UPDATES AND NEW DEVELOPMENTS

Tasiast Phased Expansion

Kinross continues to take into account Tasiast’s excellent performance since the completion of Phase One as it evaluates alternative approaches to increase throughput. The alternatives include preserving and potentially enhancing the value proposition of the original Phase Two 30,000 tonnes per day (“tpd”) concept by increasing throughput to above 20,000 tpd at a significantly lower capital cost through de-bottlenecking, continuous improvement and further optimization of the existing processing circuit. The Company expects to complete the evaluation of alternative approaches and announce results in mid-September.

The Company is on schedule to complete the $300 million project financing for Tasiast from the International Finance Corporation (“IFC”), Export Development Canada (“EDC”), and two commercial banks later this year. While the financing remains subject to final approval by all lenders, final due diligence activities are advancing well, with work now focused on completing the details of the loan documentation.

Mauritania held Presidential elections on June 22, 2019. Former Minister of Defense, Mohammed Ghazouni, won and is expected to be inaugurated in early August 2019. The incoming President is expected to appoint a new cabinet in the weeks following the inauguration. The Company looks forward to engaging with the new government on a range of matters, as soon as practicable. Ongoing matters for discussion include fuel tax exemptions and the Tasiast Sud license conversion discussed more fully in the MD&A for the year ended December 31, 2018.

Round Mountain Phase W

The Round Mountain Phase W project continues to be on budget and on schedule. The processing circuit was commissioned ahead of schedule and is now in production, with the first gold bar from the completed vertical carbon-in-column (“VCIC”) plant poured in late May. Mine infrastructure, including the truck shop, warehouse, wash bay and fuel island, is now approximately 95% complete and are expected to be fully commissioned in the third quarter of 2019. Stripping activities are making excellent progress and are expected to continue until late 2020 as planned, with initial near-surface Phase W ore now encountered.

Bald Mountain Vantage Complex

The Bald Mountain Vantage Complex project also commenced production, and the first gold bar from the project was poured in late June. Weather-related challenges, higher than anticipated labour rates and issues with supply for some of the fabricated components continued to challenge the project budget and ramp up of production. Despite these challenges, commissioning for the project is well-advanced, with the VCIC plant and heap leach pads now substantially complete and in production, and construction of support infrastructure, such as the truck shop, warehouse and wash bay, close to completion.

Fort Knox Gilmore

The Fort Knox Gilmore project is progressing on schedule and on budget, with initial ore now expected later in the year. Construction of the new heap leach pad is underway and proceeding well, with half the impermeable liner now laid. Dewatering for the Gilmore pit expansion is proceeding according to plan and stripping for the initial Gilmore pushback is on target to begin late in the third quarter of 2019.

La Coipa Restart and Lobo-Marte

On February 2, 2018, Compania Minera Mantos de Oro (“MDO”), a subsidiary of the Company, agreed to purchase the remaining 50% interest in the Phase 7 concessions surrounding Kinross’ La Coipa mine that it did not already own from Salmones de Chile Alimentos S.A. On March 19, 2018, the Company closed the acquisition. The purchase price of $65.1 million was comprised of $65.0 million in cash and transaction costs of $0.1 million, of which an initial payment of $35.1 million was paid on closing and the balance of $30.0 million was paid on January 30, 2019. The Company now has the Phase 7 mining rights contemplated in the project pre-feasibility study completed in 2015 and fully owns the Phase 7 deposit.

The La Coipa Restart project feasibility study is proceeding well and is on schedule to be completed in the third quarter of 2019. At the Lobo-Marte project, the Company is following up the positive scoping study completed last quarter with a pre-feasibility study that is expected to be completed in mid-2020. The studies are evaluating the potential for a return to long-term production in Chile based on the concept of commencing Lobo-Marte production following the end of La Coipa’s mine life. Both studies are evaluating the degree to which resources such as personnel, water, energy and capital equipment can be shared and leveraged for synergies and efficiencies between the two potential projects.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2019

Recent Transactions

Acquisition of Chulbatkan development project

On July 31, 2019, the Company announced an agreement to acquire the Chulbatkan development project located in Khabarovsk Krai, Far East Russia, from N-Mining Limited (“N-Mining”), for total fixed consideration of $283.0 million. The terms of the agreement include an advanced payment of $3.0 million on signing, followed by $138.5 million on closing of the acquisition ($84.9 million in Kinross shares and $53.6 million in cash), and $141.5 million due on the first anniversary of closing ($84.9 million in Kinross shares and $56.6 million in cash). In addition, N-Mining will be entitled to receive an economic participation equivalent to a 1.5% Net Smelter Return (“NSR”) royalty on future production from the deposit area, as well as $50 per ounce of future proven and probable reserves beyond the first 3.25 million of declared proven and probable ounces. Kinross will retain the right to buy-back 1/3 of the 1.5% NSR royalty for $10 million, subject to certain gold price related adjustments, at any time within 24 months of closing. The transaction is subject to the satisfaction of customary conditions precedent, including regulatory approvals and confirmation of the continued application of regional tax incentives. The transaction is expected to close by early 2020.

Acquisition of power plants in Brazil

On February 14, 2018, Kinross Brasil Mineração S.A. ("KBM"), a subsidiary of the Company, signed an agreement to acquire two hydroelectric power plants in the State of Goias, Brazil from a subsidiary of Gerdau SA for $253.7 million (R$835.0 million). The two plants are expected to secure a long-term supply of power and lower production costs over the life of the mine at Paracatu. On July 31, 2018, the Company completed the transaction.

Other Developments

Senior leadership changes

On March 4, 2019, the Company announced the appointment of Andrea Freeborough as Senior Vice-President and Chief Financial Officer, replacing Tony Giardini, effective May 1, 2019. Further, on April 16, 2019, the Company announced a streamlined senior leadership team, with the departures of Senior Vice-President and Chief Operating Officer Lauren Roberts, and Senior Vice-President of Human Resources, Gina Jardine.

The Company’s senior leadership team now includes: Paul Rollinson, President and CEO; Geoff Gold, Executive Vice-President, Corporate Development and External Relations, and Chief Legal Officer; Paul Tomory, Executive-Vice President and Chief Technical Officer; and Andrea Freeborough, Senior Vice-President and Chief Financial Officer.

Paul Tomory, Executive Vice-President and Chief Technical Officer, has assumed responsibility for regional operations, and safety and sustainability, in addition to his existing responsibilities. The Senior Vice-Presidents of the Company’s three operating regions – the Americas, Russia and West Africa – now also have increased accountability for the operational success of their respective regions.

To support the streamlined senior leadership team, the Company also announced the creation of a leadership advisory team consisting of experienced Kinross leaders with diverse functional expertise to provide direct input and insight on organizational issues, corporate strategy and key business decisions.

Board of Directors update

Mr. John Oliver, Kinross’ independent Board Chair since 2002, announced his retirement from his role as Board Chair effective December 31, 2018. Ms. Catherine McLeod-Seltzer, a Board member since 2005, was appointed the new independent Chair of Kinross, effective January 1, 2019.

Mr. David Scott was appointed to Kinross’ Board of Directors in May 2019.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2019

5.	CONSOLIDATED RESULTS OF OPERATIONS

Operating Highlights
	Three months ended June 30,				Six months ended June 30,
(in millions, except ounces and per ounce amounts)	2019	2018	Change	% Change(d)	2019	2018	Change	% Change
Operating Statistics
Total gold equivalent ounces(a)
Produced(b)	653,586	607,906	45,680	8%	1,264,849	1,267,861	(3,012)	0%
Sold(b)	641,149	593,296	47,853	8%	1,244,206	1,267,957	(23,751)	(2%)

Attributable gold equivalent ounces(a)
Produced(b)	648,251	602,049	46,202	8%	1,254,282	1,255,986	(1,704)	0%
Sold(b)	636,035	587,556	48,479	8%	1,233,684	1,255,773	(22,089)	(2%)

Gold ounces - sold	629,206	580,173	49,033	8%	1,219,031	1,241,057	(22,026)	(2%)
Silver ounces - sold (000's)	1,051	1,036	15	1%	2,159	2,128	31	1%
Average realized gold price per ounce(c)	$1,307	$1,306	$1	0%	$1,305	$1,319	$(14)	(1%)

Financial data
Metal sales	$837.8	$775.0	$62.8	8%	$1,624.0	$1,672.2	$(48.2)	(3%)
Production cost of sales	$426.1	$454.9	$(28.8)	(6%)	$837.8	$899.5	$(61.7)	(7%)
Depreciation, depletion and amortization	$179.9	$190.3	$(10.4)	(5%)	$344.0	$383.4	$(39.4)	(10%)
Operating earnings	$144.3	$46.3	$98.0	nm	$259.7	$224.2	$35.5	16%
Net earnings attributable to common shareholders	$71.5	$2.4	$69.1	nm	$136.2	$108.5	$27.7	26%

(a)	“Total" includes 100% of Chirano production. "Attributable" includes Kinross' share of Chirano (90%) production.
(b)
"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter of 2019 was 87.98:1 (second quarter of 2018 - 79.00:1). The ratio for the first six months of 2019 was 85.78:1 (first six months of 2018 - 79.12:1).

(c)	“Average realized gold price per ounce" is a non-GAAP financial measure and is defined in Section 11.
(d)	“nm” means not meaningful.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2019

Operating Earnings (Loss) by Segment

	Three months ended June 30,				Six months ended June 30,
(in millions)	2019	2018	Change	% Change(c)	2019	2018	Change	% Change(c)

Operating segments
Fort Knox	$(6.4)	$(15.9)	$9.5	60%	$(20.4)	$24.3	$(44.7)	(184%)
Round Mountain	44.1	38.3	5.8	15%	89.1	87.0	2.1	2%
Bald Mountain	(3.2)	28.8	(32.0)	(111%)	5.4	84.7	(79.3)	(94%)
Paracatu	88.0	18.8	69.2	nm	146.9	38.6	108.3	nm
Maricunga	(1.2)	9.1	(10.3)	(113%)	(2.9)	21.0	(23.9)	(114%)
Kupol(a)	57.1	50.9	6.2	12%	117.9	106.5	11.4	11%
Tasiast	22.1	(25.5)	47.6	187%	45.3	(28.2)	73.5	nm
Chirano	(4.7)	(2.0)	(2.7)	(135%)	(4.7)	2.4	(7.1)	nm
Non-operating segment
Corporate and other(b)	(51.5)	(56.2)	4.7	8%	(116.9)	(112.1)	(4.8)	(4%)
Total	$144.3	$46.3	$98.0	nm	$259.7	$224.2	$35.5	16%

(a)	The Kupol segment includes the Kupol and Dvoinoye mines.
(b)
“Corporate and other" includes operating costs which are not directly related to individual mining properties such as overhead expenses, gains and losses on disposal of assets and investments, and other costs relating to corporate, shutdown, and other non-operating assets (including Kettle River-Buckhorn, La Coipa, and Lobo-Marte).

(c)	“nm” means not meaningful.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2019

Mining Operations
Fort Knox (100% ownership and operator) – USA

	Three months ended June 30,				Six months ended June 30,
	2019	2018	Change	% Change(c)	2019	2018	Change	% Change(c)
Operating Statistics
Tonnes ore mined (000's)	4,829	4,620	209	5%	10,625	13,695	(3,070)	(22%)
Tonnes processed (000's)(a)	5,251	7,385	(2,134)	(29%)	11,102	16,334	(5,232)	(32%)
Grade (grams/tonne)(b)	0.59	0.44	0.15	34%	0.65	0.57	0.08	14%
Recovery(b)	81.1%	79.5%	1.6%	2%	82.3%	80.9%	1.4%	2%
Gold equivalent ounces:
Produced	55,440	71,463	(16,023)	(22%)	93,053	151,391	(58,338)	(39%)
Sold	55,740	72,340	(16,600)	(23%)	93,677	151,951	(58,274)	(38%)

Financial Data (in millions)
Metal sales	$72.7	$94.5	$(21.8)	(23%)	$122.2	$200.5	$(78.3)	(39%)
Production cost of sales	50.7	70.1	(19.4)	(28%)	89.5	112.3	(22.8)	(20%)
Depreciation, depletion and amortization	22.6	38.8	(16.2)	(42%)	40.6	61.8	(21.2)	(34%)
	(0.6)	(14.4)	13.8	96%	(7.9)	26.4	(34.3)	(130%)
Other operating expense	4.9	0.1	4.8	nm	11.4	0.1	11.3	nm
Exploration and business development	0.9	1.4	(0.5)	(36%)	1.1	2.0	(0.9)	(45%)
Segment operating (loss) earnings	$(6.4)	$(15.9)	$9.5	60%	$(20.4)	$24.3	$(44.7)	(184%)

(a)
Includes 3,440,000 and 7,735,000 tonnes placed on the heap leach pads during the second quarter and first six months of 2019, respectively (second quarter and first six months of 2018 - 4,279,000 and 10,118,000 tonnes, respectively).

(b)
Amount represents mill grade and recovery only. Ore placed on the heap leach pads had an average grade of 0.20 and 0.21 grams per tonne during the second quarter and first six months of 2019, respectively (second quarter and first six months of 2018 - 0.18 and 0.19 grams per tonne, respectively). Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

(c)	"nm" means not meaningful.
Second quarter 2019 vs. Second quarter 2018

In the second quarter of 2019, mining activities were focused on developing Phase 8 East and mining ore from Phase 8 West. Tonnes of ore mined in the second quarter of 2019 increased by 5%, compared to the second quarter of 2018. Tonnes of ore processed decreased by 29% compared to the second quarter of 2018, primarily due to a decrease in mill throughput and tonnes placed on the heap leach pads. Mill grades increased by 34% compared to the second quarter of 2018 due to mine sequencing. Gold equivalent ounces produced and sold decreased by 22% and 23%, respectively compared to the second quarter of 2018, due to decreases in tonnes of ore processed and ounces recovered from the heap leach pads. Gold equivalent ounces sold in the second quarter of 2019 were higher than production due to the timing of sales.

During the second quarter of 2019, metal sales decreased by 23%, compared to the same period in 2018, due to the decrease in gold equivalent ounces sold. Production cost of sales decreased by 28% compared to the second quarter of 2018, primarily due to decreases in gold equivalent ounces sold and lower mill throughput, resulting in lower power and consumables costs. Depreciation, depletion, and amortization decreased by 42% compared to the second quarter of 2018, primarily due to the decrease in gold equivalent ounces sold.

Other operating expense in the second quarter of 2019 included $4.9 million of costs associated with the impact of the pit wall slide that occurred in 2018.

First six months of 2019 vs. First six months of 2018

In the first six months of 2019, tonnes of ore mined decreased by 22%, compared to the same period in 2018, largely due to planned mine sequencing and an increase in capital development activity related to Phase 8 East. Tonnes of ore processed decreased by 32%, compared to the same period in 2018, primarily due to the decrease in tonnes of ore mined and placed on the heap leach pads, and planned decrease in mill throughput. Mill grades increased by 14% compared to the first six months of 2018, due to mine sequencing. Gold equivalent ounces produced and sold in the first six months of 2019 decreased by 39% and 38%, respectively, compared to the same period in 2018, primarily due to the decrease in tonnes of ore processed. Gold equivalent ounces sold in the first six months of 2019 were higher than production due to the timing of sales.

Metal sales decreased by 39% in the first six months of 2019, compared to the same period in 2018, due to the decrease in gold equivalent ounces sold. Production cost of sales decreased by 20% in the first six months of 2019 due to decreases in gold equivalent ounces sold and lower mill throughput, resulting in lower power and consumables costs. Depreciation, depletion, and amortization decreased by 34% in the first six months of 2019, compared to the same period in 2018, primarily due to the decrease in gold equivalent ounces sold.

Other operating expense in the first six months of 2019 included $11.4 million of costs associated with the impact of the pit wall slide that occurred in 2018.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2019

Round Mountain (100% ownership and operator) – USA

	Three months ended June 30,				Six months ended June 30,
	2019	2018	Change	% Change	2019	2018	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	4,074	4,721	(647)	(14%)	7,978	12,614	(4,636)	(37%)
Tonnes processed (000's)(a)	4,819	5,214	(395)	(8%)	9,221	14,221	(5,000)	(35%)
Grade (grams/tonne)(b)	1.17	1.44	(0.27)	(19%)	1.24	1.53	(0.29)	(19%)
Recovery(b)	86.1%	85.6%	0.5%	1%	86.2%	85.7%	0.5%	1%
Gold equivalent ounces:
Produced	90,833	97,650	(6,817)	(7%)	175,968	194,733	(18,765)	(10%)
Sold	87,106	95,432	(8,326)	(9%)	170,720	193,213	(22,493)	(12%)

Financial Data (in millions)
Metal sales	$113.7	$124.9	$(11.2)	(9%)	$222.6	$255.1	$(32.5)	(13%)
Production cost of sales	57.8	72.0	(14.2)	(20%)	113.8	138.6	(24.8)	(18%)
Depreciation, depletion and amortization	10.2	13.9	(3.7)	(27%)	18.1	28.7	(10.6)	(37%)
	45.7	39.0	6.7	17%	90.7	87.8	2.9	3%
Exploration and business development	1.6	0.7	0.9	129%	1.6	0.8	0.8	100%
Segment operating earnings	$44.1	$38.3	$5.8	15%	$89.1	$87.0	$2.1	2%

(a)
Includes 3,910,000 and 7,467,000 tonnes placed on the heap leach pads during the second quarter and first six months of 2019 (second quarter and first six months of 2018 - 4,361,000 and 12,536,000 tonnes, respectively).

(b)
Amount represents mill grade and recovery only. Ore placed on the heap leach pads had an average grade of 0.33 and 0.35 grams per tonne during the second quarter and first six months of 2019 (second quarter and first six months of 2018 - 0.37 and 0.31 grams per tonne, respectively). Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

Second quarter 2019 vs. Second quarter 2018

In the second quarter of 2019, tonnes of ore mined and processed decreased by 14% and 8%, respectively, compared to the same period in 2018, primarily due to planned mine sequencing, increased capital development activity related to the Phase W project, and unfavourable weather conditions. Mill grades decreased by 19%, compared to the second quarter of 2018, due to planned mine sequencing. Gold equivalent ounces produced and sold decreased by 7% and 9%, respectively, compared to the second quarter of 2018, primarily due to the decreases in mill grades and tonnes processed from the heap leach pads.

Metal sales decreased by 9% in the second quarter of 2019, compared to the same period in 2018, due to the decrease in gold equivalent ounces sold. Production cost of sales decreased by 20%, compared to the second quarter of 2018, primarily due to the decrease in gold equivalent ounces sold. Depreciation, depletion and amortization decreased by 27% in the second quarter of 2019, primarily due to decreases in gold equivalent ounces sold.

First six months of 2019 vs. First six months of 2018

In the first six months of 2019, tonnes of ore mined and processed decreased by 37% and 35% respectively, compared to the same period in 2018, largely due to an increase in capital development activity related to the Phase W project. Mill grades decreased by 19% compared to the first six months of 2018, due to planned mine sequencing. In the first six months of 2019, gold equivalent ounces produced and sold decreased by 10% and 12%, respectively, compared to the same period in 2018, primarily due to the decreases in mill grades and tonnes processed from the heap leach pads.

Metal sales, production cost of sales, and depreciation, depletion and amortization decreased by 13%, 18% and 37%, respectively, in the first six months of 2019, compared to the same period in 2018, primarily due to decreases in gold equivalent ounces sold.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2019

Bald Mountain (100% ownership and operator) – USA

	Three months ended June 30,				Six months ended June 30,
	2019	2018	Change	% Change	2019	2018	Change	% Change
Operating Statistics(a)
Tonnes ore mined (000's)	3,725	7,109	(3,384)	(48%)	6,384	12,442	(6,058)	(49%)
Tonnes processed (000's)	4,138	7,109	(2,971)	(42%)	6,974	12,442	(5,468)	(44%)
Grade (grams/tonne)	0.36	0.48	(0.12)	(25%)	0.41	0.44	(0.03)	(7%)
Gold equivalent ounces:
Produced	40,564	71,435	(30,871)	(43%)	87,819	164,875	(77,056)	(47%)
Sold	31,547	60,730	(29,183)	(48%)	74,777	158,872	(84,095)	(53%)

Financial Data (in millions)
Metal sales	$41.2	$79.5	$(38.3)	(48%)	$97.6	$210.1	$(112.5)	(54%)
Production cost of sales	27.0	27.7	(0.7)	(3%)	56.2	73.8	(17.6)	(24%)
Depreciation, depletion and amortization	12.2	20.8	(8.6)	(41%)	28.4	48.0	(19.6)	(41%)
	2.0	31.0	(29.0)	(94%)	13.0	88.3	(75.3)	(85%)
Other operating expense	1.0	0.7	0.3	43%	1.8	0.8	1.0	125%
Exploration and business development	4.2	1.5	2.7	180%	5.8	2.8	3.0	107%
Segment operating (loss) earnings	$(3.2)	$28.8	$(32.0)	(111%)	$5.4	$84.7	$(79.3)	(94%)

(a)	Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

Second quarter 2019 vs. Second quarter 2018

In the second quarter of 2019, tonnes of ore mined and processed decreased by 48% and 42%, respectively, compared to the second quarter of 2018, as mining activities were focused on the South Area including a ramp up period for the Vantage pit, and due to unfavourable weather conditions. Grades decreased by 25% compared to the same quarter of 2018, due to mine sequencing. Gold equivalent ounces produced and sold decreased by 43% and 48%, respectively, compared to the second quarter of 2018, largely due to timing of ounces recovered from the heap leach pads and the decrease in grades.

In the second quarter of 2019, metal sales decreased by 48%, compared to the same period in 2018, due to the decrease in gold equivalent ounces sold. Production cost of sales decreased by 3%, compared to the second quarter of 2018, primarily due to the decrease in gold equivalent ounces sold, partially offset by processing of lower grade material and increases in labour costs. In the second quarter of 2019, depreciation, depletion and amortization decreased by 41%, compared to the second quarter of 2018, mainly due to the decrease in gold equivalent ounces sold.

First six months of 2019 vs. First six months of 2018

In the first six months of 2019, tonnes of ore mined and processed decreased by 49% and 44%, respectively, compared to the same period in 2018, as mining activities were primarily focused on the South Area including a ramp up period for the Vantage pit, and due to unfavourable weather conditions. Gold equivalent ounces produced and sold decreased by 47% and 53% in the first six months of 2019, respectively, compared to the same period in 2018, largely due to timing of ounces recovered from the heap leach pads.

In the first six months of 2019, metal sales decreased by 54%, compared to the same period in 2018, due to the decreases in gold equivalent ounces sold. Production cost of sales and depreciation, depletion and amortization decreased by 24% and 41%, respectively, in the first six months of 2019 compared to the same period in 2018, primarily due to the decrease in gold equivalent ounces sold.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2019

Paracatu (100% ownership and operator) – Brazil

	Three months ended June 30,				Six months ended June 30,
	2019	2018	Change	% Change(a)	2019	2018	Change	% Change(a)
Operating Statistics
Tonnes ore mined (000's)	12,307	11,677	630	5%	24,700	23,665	1,035	4%
Tonnes processed (000's)	14,439	14,074	365	3%	28,722	27,115	1,607	6%
Grade (grams/tonne)	0.48	0.37	0.11	30%	0.43	0.37	0.06	16%
Recovery	80.4%	75.4%	5.0%	7%	80.2%	76.3%	3.9%	5%
Gold equivalent ounces:
Produced	186,167	121,226	64,941	54%	332,943	249,426	83,517	33%
Sold	186,520	117,043	69,477	59%	332,917	245,322	87,595	36%

Financial Data (in millions)
Metal sales	$242.8	$153.3	$89.5	58%	$433.5	$323.7	$109.8	34%
Production cost of sales	106.8	100.4	6.4	6%	201.7	216.3	(14.6)	(7%)
Depreciation, depletion and amortization	45.2	30.8	14.4	47%	81.1	65.0	16.1	25%
	90.8	22.1	68.7	nm	150.7	42.4	108.3	nm
Other operating expense	2.8	3.3	(0.5)	(15%)	3.8	3.8	-	0%
Segment operating earnings	$88.0	$18.8	$69.2	nm	$146.9	$38.6	$108.3	nm

(a)	"nm" means not meaningful.

Second quarter 2019 vs. Second quarter 2018

In the second quarter of 2019, tonnes of ore mined and processed increased by 5% and 3%, respectively, compared to the second quarter of 2018, consistent with the mine plan and due to plant efficiencies achieved through its continued optimization. Grades increased by 30% compared to the second quarter of 2018, largely due to planned mine sequencing. Gold equivalent ounces produced and sold increased by 54% and 59%, respectively, compared to the second quarter of 2018, primarily due to increases in mill throughput and grades, as well as process improvements resulting in higher recoveries. Gold equivalent ounces sold in the second quarter of 2019 were higher than production due to the timing of sales.

Metal sales increased by 58%, compared to the second quarter of 2018, due to the increase in gold equivalent ounces sold. In the second quarter of 2019, production cost of sales increased by 6%, compared to the same period in 2018, largely due to the increase in gold equivalent ounces sold, partially offset by lower power costs and favourable foreign exchange movements. During the second quarter of 2019, depreciation, depletion and amortization increased by 47%, compared to the same period in 2018, primarily due to the increase in gold equivalent ounces sold and an increase in the depreciable asset base.

First six months of 2019 vs. First six months of 2018

In the first six months of 2019, tonnes of ore mined and processed increased by 4% and 6%, respectively, compared to the same period in 2018, consistent with the mine plan and due to plant efficiencies achieved through its continued optimization. Grades increased by 16% in the first six months of 2019, compared to the same period in 2018, largely due to planned mine sequencing. Gold equivalent ounces produced and sold increased by 33% and 36%, respectively, compared to the first six months of 2018, primarily due to the increases in mill throughput and grades, as well as process improvements resulting in higher recoveries.

Metal sales increased by 34% in the first six months of 2019, compared to the same period in 2018, primarily due to the increase in gold equivalent ounces sold. In the first six months of 2019, production cost of sales decreased by 7%, compared to the same period in 2018, largely due to a decrease in power costs and favourable foreign exchange movements, partially offset by the increase in gold equivalent ounces sold. Depreciation, depletion and amortization increased by 25% in the first six months of 2019, compared to the same period in 2018, primarily due to the increase in gold equivalent ounces sold and an increase in the depreciable asset base.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2019

Maricunga (100% ownership and operator) – Chile

	Three months ended June 30,				Six months ended June 30,
	2019	2018	Change	% Change(b)	2019	2018	Change	% Change(b)
Operating Statistics(a)
Tonnes ore mined (000's)	-	-	-	-	-	-	-	-
Tonnes processed (000's)	-	-	-	-	-	-	-	-
Grade (grams/tonne)	-	-	-	-	-	-	-	-
Gold equivalent ounces:
Produced	6,648	19,866	(13,218)	(67%)	17,364	42,032	(24,668)	(59%)
Sold	9,474	17,764	(8,290)	(47%)	17,098	40,118	(23,020)	(57%)

Financial Data (in millions)
Metal sales	$12.3	$23.1	$(10.8)	(47%)	$22.2	$52.8	$(30.6)	(58%)
Production cost of sales	8.0	11.7	(3.7)	(32%)	12.8	27.2	(14.4)	(53%)
Depreciation, depletion and amortization	0.5	0.8	(0.3)	(38%)	0.9	2.3	(1.4)	(61%)
	3.8	10.6	(6.8)	(64%)	8.5	23.3	(14.8)	(64%)
Other operating expense	5.0	1.5	3.5	nm	11.4	2.3	9.1	nm
Segment operating (loss) earnings	$(1.2)	$9.1	$(10.3)	(113%)	$(2.9)	$21.0	$(23.9)	(114%)
(a)	Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.
(b)	"nm" means not meaningful.
Second quarter 2019 vs. Second quarter 2018

As a result of the suspension of mining and crushing activities at Maricunga since 2016, there was no ore mined and processed in the second quarters of 2019 and 2018. Gold equivalent ounces produced and sold decreased by 67% and 47%, respectively, compared to the second quarter of 2018, as rinsing of ore placed on the heap leach pads prior to the suspension of mining activities continued to ramp down.

In the second quarter of 2019, metal sales, production cost of sales, and depreciation, depletion, and amortization decreased by 47%, 32%, and 38%, respectively, compared to the second quarter of 2018, primarily due to the decrease in gold equivalent ounces sold.

First six months of 2019 vs. First six months of 2018

As a result of the suspension of mining and crushing activities at Maricunga, there was no ore mined and processed in the first six months of both 2019 and 2018. In the first six months of 2019, gold equivalent ounces produced and sold decreased by 59% and 57%, respectively, compared to the same period in 2018, as rinsing of ore placed on the heap leach pads prior to the suspension of mining activities continued to ramp down.

Metal sales, production cost of sales, and depreciation, depletion, and amortization in the first six months of 2019 decreased by 58%, 53%, and 61%, respectively, compared to the first six months quarter of 2018, primarily due to the decrease in gold equivalent ounces sold.

Other operating expenses consist primarily of care and maintenance related costs, as a result of the suspension of mining and crushing activities.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2019

Kupol (100% ownership and operator) – Russian Federation(a)

	Three months ended June 30,				Six months ended June 30,
	2019	2018	Change	% Change	2019	2018	Change	% Change
Operating Statistics
Tonnes ore mined (000's)(b)	431	412	19	5%	793	824	(31)	(4%)
Tonnes processed (000's)	432	430	2	0%	857	857	-	0%
Grade (grams/tonne):
Gold	9.23	8.42	0.81	10%	9.42	8.50	0.92	11%
Silver	75.29	68.65	6.64	10%	72.47	69.00	3.47	5%
Recovery:
Gold	93.5%	94.7%	(1.2%)	(1%)	93.3%	94.7%	(1.4%)	(1%)
Silver	84.9%	84.0%	0.9%	1%	83.5%	82.5%	1.0%	1%
Gold equivalent ounces:(c)
Produced	127,684	120,418	7,266	6%	257,772	240,599	17,173	7%
Sold	124,873	124,179	694	1%	255,287	246,803	8,484	3%
Silver ounces:
Produced (000's)	836	774	62	8%	1,608	1,614	(6)	0%
Sold (000's)	733	798	(65)	(8%)	1,558	1,624	(66)	(4%)

Financial Data (in millions)
Metal sales	$163.4	$161.9	$1.5	1%	$333.3	$324.8	$8.5	3%
Production cost of sales	70.2	73.6	(3.4)	(5%)	148.2	138.2	10.0	7%
Depreciation, depletion and amortization	30.7	33.0	(2.3)	(7%)	58.1	71.4	(13.3)	(19%)
	62.5	55.3	7.2	13%	127.0	115.2	11.8	10%
Other	(0.5)	(0.2)	(0.3)	(150%)	(0.5)	(0.2)	(0.3)	(150%)
Exploration and business development	5.9	4.6	1.3	28%	9.6	8.9	0.7	8%
Segment operating earnings	$57.1	$50.9	$6.2	12%	$117.9	$106.5	$11.4	11%

(a)	The Kupol segment includes the Kupol and Dvoinoye mines.
(b)
Includes 121,000 and 191,000 tonnes of ore mined from Dvoinoye during the second quarter and first six months of 2019, respectively (second quarter and six months of 2018 - 121,000 and 258,000 tonnes, respectively).

(c)
"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter of 2019 was 87.98:1 (second quarter of 2018 - 79.00:1). The ratio for the first six months of 2019 was 85.78:1 (first six months of 2018 - 79.12:1).

Second quarter 2019 vs. Second quarter 2018

In the second quarter of 2019, tonnes of ore mined increased by 5%, compared to the second quarter of 2018, primarily due to planned mine sequencing. Mill grades increased by 10%, compared to the same period in 2018, largely due to an increase in higher grade ore processed from Moroshka. In the second quarter of 2019, gold equivalent ounces produced and sold increased by 6% and 1%, respectively, compared to the same period in 2018, primarily due to the increase in grades.

Metal sales in the second quarter of 2019 were comparable to the same period in 2018. Production cost of sales decreased by 5%, compared to the second quarter of 2018, as the increase in gold equivalent ounces sold was offset by stockpile growth. Depreciation, depletion and amortization decreased by 7% compared to the second quarter of 2018, mainly due to a decrease in the depreciable asset base and the addition of mineral reserves at Dvoinoye at the end of 2018, partially offset by the increase in gold equivalent ounces sold.

First six months of 2019 vs. First six months of 2018

Tonnes of ore mined in the first six months of 2019 decreased by 4%, compared to same period in 2018, primarily due to planned mine sequencing. Mill grades increased by 11%, compared to the first six months of 2018, largely due to an increase in higher grade ore processed from Kupol and Moroshka. Gold equivalent ounces produced and sold increased by 7% and 3%, respectively, compared to the first six months of 2018, primarily due to the increase in grades.

Metal sales in the first six months of 2019 increased by 3%, compared to the same period in 2018, due to the increase in gold equivalent ounces sold. In the first six months of 2019, production cost of sales increased by 7%, primarily due to the increase in gold equivalent ounces sold and higher fuel costs, partially offset by lower labour costs as a result of favourable foreign exchange movements. Depreciation, depletion and amortization decreased by 19% compared to the first six months of 2018, largely due to the decrease in the depreciable asset base and the addition of mineral reserves at Dvoinoye at the end of 2018, partially offset by the increase in gold equivalent ounces sold.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2019

Tasiast (100% ownership and operator) – Mauritania

	Three months ended June 30,				Six months ended June 30,
	2019	2018	Change	% Change(c)	2019	2018	Change	% Change(c)
Operating Statistics
Tonnes ore mined (000's)	819	966	(147)	(15%)	2,781	2,752	29	1%
Tonnes processed (000's)(a)	1,281	1,505	(224)	(15%)	2,550	2,520	30	1%
Grade (grams/tonne)(b)	2.19	1.88	0.31	16%	2.28	2.07	0.21	10%
Recovery(b)	97.1%	91.4%	5.7%	6%	97.1%	92.2%	4.9%	5%
Gold equivalent ounces:
Produced	92,901	47,276	45,625	97%	194,259	106,054	88,205	83%
Sold	94,748	48,409	46,339	96%	194,506	108,912	85,594	79%

Financial Data (in millions)
Metal sales	$123.6	$63.2	$60.4	96%	$253.9	$143.5	$110.4	77%
Production cost of sales	58.9	54.8	4.1	7%	124.9	101.6	23.3	23%
Depreciation, depletion and amortization	32.2	18.9	13.3	70%	63.2	37.9	25.3	67%
	32.5	(10.5)	43.0	nm	65.8	4.0	61.8	nm
Other operating expense	10.0	13.6	(3.6)	(26%)	19.7	29.6	(9.9)	(33%)
Exploration and business development	0.4	1.4	(1.0)	(71%)	0.8	2.6	(1.8)	(69%)
Segment operating earnings (loss)	$22.1	$(25.5)	$47.6	187%	$45.3	$(28.2)	$73.5	nm

(a)	No ore was placed on the dump leach pads during the first six months of 2019 (second quarter and first six months of 2018 - 755,000 and 1,034,000 tonnes, respectively).
(b)
Amount represents mill grade and recovery only. Ore placed on the dump leach pads had an average grade of 0.29 and 0.31 grams per tonne during the second quarter and first six months of 2018, respectively. Due to the nature of dump leach operations, point-in-time recovery rates are not meaningful.

(c)	"nm" means not meaningful.
Second quarter 2019 vs. Second quarter 2018

Tonnes of ore mined in the second quarter of 2019 decreased by 15%, consistent with the mine plan. Tonnes of ore processed decreased by 15% in the second quarter of 2019, as the increase in mill throughput since the commissioning of the SAG mill in the third quarter of 2018 was more than offset by a decrease in tonnes of ore placed on the leach pads. Mill grades increased by 16% in the second quarter of 2019, compared to the same period in 2018, due to an increase in higher grade ore mined from West Branch. In the second quarter of 2019, gold equivalent ounces produced and sold increased by 97% and 96%, respectively, compared to the same period in 2018, primarily due to the increases in mill throughput and grades, as well as an increase in recoveries. Gold equivalent ounces sold in the second quarters of 2019 and 2018 were higher than production due to timing of sales.

In the second quarter of 2019, metal sales increased by 96%, compared to the second quarter of 2018, due to the increase in gold equivalent ounces sold. Production cost of sales increased by 7% in the second quarter of 2019, compared to the second quarter of 2018, primarily due to an increase in gold equivalent ounces sold, largely offset by decreases in operating waste mined and contractor costs. Depreciation, depletion and amortization increased by 70% in the second quarter of 2019, compared to the second quarter of 2018, primarily due to the increase in gold equivalent ounces sold and an increase in the depreciable asset base, largely related to the completion of the Phase One project in the third quarter of 2018, partially offset by increased capital stripping activity.

First six months of 2019 vs. First six months of 2018

Tonnes of ore mined and processed in the first six months of 2019 were comparable to the first six months of 2018. Tonnes of ore processed increased by 1% in the first six months of 2019, as the increase in mill throughput since the commissioning of the SAG mill in the third quarter of 2018 was offset by a decrease in tonnes of ore placed on the leach pads. Mill grades in the first six months of 2019 increased by 10%, compared to the same period in 2018, mainly due to an increase in higher grade ore mined from West Branch. Gold equivalent ounces produced and sold increased by 83% and 79%, respectively, compared to the first six months of 2018, primarily due to the increases in mill throughput and grades, as well as the increase in recoveries. Gold equivalent ounces sold in the first six months of 2019 and 2018 were higher than production due to timing of sales.

Metal sales in the first six months of 2019 increased by 77%, compared to the first six months of 2018, due to an increase in gold equivalent ounces sold. In the first six months of 2019, production cost of sales increased by 23%, compared to the same period in 2018, primarily due to an increase in gold equivalent ounces sold, partially offset by decreases in operating waste mined and contractor costs. Depreciation, depletion and amortization increased by 67%, compared to the first six months of 2018, primarily due to the increase in gold equivalent ounces sold and an increase in the depreciable asset base, largely related to the completion of the Phase One project in the third quarter of 2018.

Discussions between the Company and Union representatives regarding the renewal of the collective labour agreement, which expires in October 2019, are ongoing.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2019

Chirano (90% ownership and operator) – Ghana(a)

	Three months ended June 30,				Six months ended June 30,
	2019	2018	Change	% Change	2019	2018	Change	% Change(b)
Operating Statistics
Tonnes ore mined (000's)	619	458	161	35%	1,118	981	137	14%
Tonnes processed (000's)	904	873	31	4%	1,812	1,758	54	3%
Grade (grams/tonne)	1.95	2.23	(0.28)	(13%)	1.96	2.28	(0.32)	(14%)
Recovery	92.1%	92.3%	(0.2%)	0%	91.9%	92.3%	(0.4%)	0%
Gold equivalent ounces:
Produced	53,349	58,572	(5,223)	(9%)	105,671	118,751	(13,080)	(11%)
Sold	51,141	57,399	(6,258)	(11%)	105,224	121,839	(16,615)	(14%)

Financial Data (in millions)
Metal sales	$68.1	$74.6	$(6.5)	(9%)	$138.7	$160.6	$(21.9)	(14%)
Production cost of sales	46.7	44.6	2.1	5%	90.7	91.5	(0.8)	(1%)
Depreciation, depletion and amortization	23.8	31.4	(7.6)	(24%)	49.2	64.7	(15.5)	(24%)
	(2.4)	(1.4)	(1.0)	(71%)	(1.2)	4.4	(5.6)	(127%)
Other operating expense	-	(0.5)	0.5	nm	-	(0.1)	0.1	nm
Exploration and business development	2.3	1.1	1.2	109%	3.5	2.1	1.4	67%
Segment operating (loss) earnings	$(4.7)	$(2.0)	$(2.7)	(135%)	$(4.7)	$2.4	$(7.1)	nm

(a)	Operating and financial data are at 100% for all periods.
(b)	"nm" means not meaningful.

Second quarter 2019 vs. Second quarter 2018

In the second quarter of 2019, tonnes of ore mined increased by 35%, compared to the second quarter of 2018, primarily due to the restart of open pit mining during the first quarter of 2019. Tonnes of ore processed increased by 4% compared to the second quarter of 2018, largely due to increased mill availability, as a result of more stable power supply. Mill grades decreased by 13% in the second quarter of 2019, compared to the same period in 2018, mainly due to lower grade ore mined at Paboase and Akoti underground deposits. Gold equivalent ounces produced and sold decreased by 9% and 11%, respectively, primarily due to the decrease in grades.

Metal sales decreased by 9%, compared to the second quarter of 2018, due to a decrease in gold equivalent ounces sold. Production cost of sales increased by 5% in the second quarter of 2019, primarily due to an increase in contractor costs largely related to the restart of open pit mining, partially offset by the decrease in gold equivalent ounces sold. Depreciation, depletion and amortization decreased by 24%, compared to the second quarter of 2018, largely due to the decrease in gold equivalent ounces sold.

First six months of 2019 vs. First six months of 2018

Tonnes of ore mined in the first six months of 2019 increased by 14%, compared to the same period in 2018, primarily due to the restart of open put mining during the first quarter of 2019. Tonnes of ore processed in the first six months of 2019 increased by 3%, compared to the first six months of 2018, largely due to increased mill availability as a result of more stable power supply. Mill grades decreased by 14%, compared to the first six months of 2018, mainly due to lower grade ore mined at Paboase and Akoti underground deposits. Gold equivalent ounces produced and sold in the first six months of 2019 decreased by 11% and 14%, respectively, compared to the same period in 2018, primarily due to the decrease in grades.

In the first six months of 2019, metal sales decreased by 14%, compared to the same period in 2018, due to the decrease in gold equivalent ounces sold. Production cost of sales remained consistent to the first six months of 2018, with the decrease in gold equivalent ounces sold being largely offset by an increase in contractor costs related to the restart of open pit mining during the first quarter of 2019. Depreciation, depletion and amortization decreased by 24%, compared to the first six months of 2018, largely due to the decrease in gold equivalent ounces sold.

As disclosed in the Company’s Annual Information Form filed March 29, 2019 and the Company’s MD&A as at and for the three months ended March 31, 2019, the Chirano mining lease expired on April 7, 2019 and an application to extend the term of the mining lease is pending. The Company received a letter dated May 3, 2019 from Ghana’s Minister of Lands and Natural Resources indicating he has directed the Minerals Commission to stay processing all applications for mine lease extensions, pending the completion of an industry wide financial audit of mining operations in Ghana, including the Chirano operation. The letter acknowledges that, pursuant to Ghanaian law, the Company is permitted to continue mining while the application for extension is pending.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2019

Exploration and Business Development
	Three months ended June 30,				Six months ended June 30,
(in millions)	2019	2018	Change	% Change	2019	2018	Change	% Change
Exploration and business development	$28.4	$23.8	$4.6	19%	$47.9	$44.3	$3.6	8%

Exploration and business development expenses were $28.4 million in the second quarter of 2019 compared to $23.8 million in the same period in 2018. Of the total exploration and business development expense, expenditures on exploration totaled $20.5 million compared to $16.4 million in the second quarter of 2018. Capitalized exploration expenses, including capitalized evaluation expenditures, totaled $4.4 million for the second quarter of 2019 and $0.1 million for the second quarter of 2018.

Kinross was active on 11 mine sites, near-mine and greenfield initiatives in the second quarter of 2019, with a total of 90,877 metres drilled. In the second quarter of 2018, Kinross was active on 13 mine sites, near-mine and greenfield initiatives, with a total of 85,806 metres drilled.
Exploration and business development expenses were $47.9 million for the first six months of 2019 compared to $44.3 million for the first six months of 2018. Of the total exploration and business development expense, expenditures on exploration totaled $31.3 million in the first six months of 2019 compared with $28.5 million during the same period in 2018. Capitalized exploration expenses, including capitalized evaluation expenditures, totaled $7.2 million for the first six months of 2019 and $0.1 million for the first six months of 2018.
Kinross was active on 11 mine sites, near-mine and greenfield initiatives in the first six months of 2019, with a total of 131,517 metres drilled. Kinross was active on 13 mine sites, near-mine and greenfield initiatives in the first six months of 2018, with a total of 128,487 metres drilled.
General and Administrative
	Three months ended June 30,				Six months ended June 30,
(in millions)	2019	2018	Change	% Change	2019	2018	Change	% Change
General and administrative	$29.6	$30.3	$(0.7)	(2%)	$72.2	$66.0	$6.2	9%

General and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs. These are costs that are incurred at corporate offices located in Canada, Brazil, the Russian Federation, Chile, the Netherlands, and the Canary Islands.

In the first six months of 2019, general and administrative costs increased compared to the same period in 2018, primarily as a result of restructuring costs.

Other Income (Expense) – Net
	Three months ended June 30,				Six months ended June 30,
(in millions)	2019	2018	Change	% Change(a)	2019	2018	Change	% Change(a)
Gains (loss) on dispositions of other assets - net	$0.8	$(0.9)	$1.7	189%	$1.6	$(0.1)	$1.7	nm
Foreign exchange gains (losses) - net	(4.1)	3.4	(7.5)	nm	(2.0)	3.9	(5.9)	(151%)
Non-hedge derivative gains (losses) - net	0.7	(0.6)	1.3	nm	1.1	(0.9)	2.0	nm
Other	-	(0.1)	0.1	nm	(0.6)	4.8	(5.4)	(113%)
Other income (expense) - net	$(2.6)	$1.8	$(4.4)	nm	$0.1	$7.7	$(7.6)	(99%)
(a)	"nm" means not meaningful.

Other income (expense) - net decreased from income of $1.8 million in the second quarter of 2018 to an expense of $2.6 million in the second quarter of 2019 and decreased from income of $7.7 million in the first six months of 2018 to income of $0.1 million in the first six months of 2019, primarily due to foreign exchange losses as a result of the appreciation of various foreign currencies and their resulting impact on foreign denominated expenditures.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2019

Finance Expense

	Three months ended June 30,				Six months ended June 30,
(in millions)	2019	2018	Change	% Change	2019	2018	Change	% Change
Accretion of reclamation and remediation obligations	$7.8	$7.3	$0.5	7%	$15.5	$14.5	$1.0	7%
Interest expense, including accretion of debt and lease liabilities	18.3	17.4	0.9	5%	38.1	37.1	1.0	3%
Finance expense	$26.1	$24.7	$1.4	6%	$53.6	$51.6	$2.0	4%

Interest expense in the second quarter of 2019 increased to $18.3 million, compared to $17.4 million in the same period in 2018, primarily due to accretion of lease liabilities. Interest capitalized was $11.3 million compared to $9.8 million in the second quarter of 2018, mainly due to higher qualifying expenditures in the second quarter of 2019.

Interest expense in the first six months of 2019 increased to $38.1 million, compared $37.1 million in the same period in 2018, primarily as a result of accretion of lease liabilities. Interest capitalized in the first six months of 2019 was $20.7 million compared with $18.0 million in the same period in 2018, primarily due to higher qualifying capital expenditures.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2019

Income and Other Taxes

Kinross is subject to tax in various jurisdictions including Canada, the United States, Brazil, Chile, the Russian Federation, Mauritania, and Ghana.

In the second quarter of 2019, the Company recorded an income tax expense of $46.5 million, compared to an income tax expense of $24.4 million in the second quarter of 2018. The $46.5 million income tax expense recognized in the second quarter of 2019 was higher as a result of higher operating mine profitability, compared to the same period in 2018, and includes $5.6 million of gains due to the re-measurement of deferred tax assets and liabilities as a result of fluctuations in foreign exchange rates with respect to the Brazilian real and the Russian rouble. The $24.4 million income tax expense recognized in the second quarter of 2018 included $28.1 million of expense due to the re-measurement of deferred tax assets and liabilities as a result of fluctuations in foreign exchange rates with respect to the Brazilian real and the Russian rouble. In addition, income tax expense increased in the second quarter of 2019 due to differences in the level of income in the Company’s operating jurisdictions. Kinross' combined federal and provincial statutory tax rate for the second quarter of both 2019 and 2018 was 26.5%.

Income tax expense in the first six months of 2019 was $74.6 million, compared with an income tax expense of $78.4 million in the same period of 2018. The $74.6 million income tax expense recognized in the first six months of 2019 was as a result of higher operating mine profitability, compared to the same period in 2018, and included $6.8 million of gains due to the re-measurement of deferred tax assets and liabilities as a result of fluctuations in foreign exchange rates with respect to the Brazilian real and the Russian rouble. The $78.4 million income tax expense recognized in the first six months of 2018 included $28.3 million of expense due to the re-measurement of deferred tax assets and liabilities as a result of fluctuations in foreign exchange rates with respect to the Brazilian real and the Russian rouble. Kinross' combined federal and provincial statutory tax rate for the first six months of both 2019 and 2018 was 26.5%.

There are a number of factors that can significantly impact the Company's effective tax rate, including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowance, mining specific taxes, foreign currency exchange rate movements, changes in tax laws, and the impact of specific transactions and assessments.

On July 26, 2018, the Ministry of Finance of the Government of Mauritania circulated for private-sector comment draft revisions of the country’s tax code. These revisions were drafted with technical assistance from the Government of France, which was financed by the European Union, to update the country’s 1982 Tax Code. The Company provided comments, together with other taxpayers, on the draft to the Ministry of Finance in 2018. The revisions to the Tax Code were passed by Mauritanian parliament on April 17, 2019 and the new law is to become effective January 1, 2020. The Company is analyzing the revisions to the Tax Code to determine potential impacts to its business and operations in Mauritania. To date there has not been a material tax impact to the Company’s Mauritanian assets. The Company notes that its Mining Convention with the Government of Mauritania contain tax stability provisions applicable to its current operations and mining concessions.

Kinross’ tax records, transactions and filing positions may be subject to examination by the tax authorities in the countries in which the Company has operations. The tax authorities may review the Company’s transactions in respect of the year, or multiple years, which they have chosen for examination. The tax authorities may interpret the tax implications of a transaction in form or in fact, differently from the interpretation reached by the Company. In circumstances where the Company and the tax authority cannot reach a consensus on the tax impact, there are processes and procedures which both parties may undertake in order to reach a resolution, which may span many years in the future. The Company assesses the expected outcome of examination of transactions by the tax authorities, and accrues the expected outcome in accordance with IFRS principles. Uncertainty in the interpretation and application of applicable tax laws, regulations or the relevant sections of Mining Conventions by the tax authorities, or the failure of relevant Governments or tax authorities to honor tax laws, regulations or the relevant sections of Mining Conventions could adversely affect Kinross.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company's effective tax rate will fluctuate in future periods.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2019

6.	LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes Kinross’ cash flow activity:

	Three months ended June 30,				Six months ended June 30,
(in millions)	2019	2018	Change	% Change(a)	2019	2018	Change	% Change(a)
Cash Flow:
Provided from operating activities	$333.0	$184.5	$148.5	80%	$584.6	$478.0	$106.6	22%
Used in investing activities	(280.4)	(259.0)	(21.4)	(8%)	(580.4)	(550.4)	(30.0)	(5%)
Provided from (used in) financing activities	14.6	-	14.6	nm	119.2	(29.6)	148.8	nm
Effect of exchange rate changes on cash and cash equivalents	1.3	(4.7)	6.0	nm	3.0	(5.1)	8.1	159%
Increase (decrease) in cash and cash equivalents	68.5	(79.2)	147.7	nm	126.4	(107.1)	233.5	nm
Cash and cash equivalents, beginning of period	406.9	997.9	(591.0)	(59%)	349.0	1,025.8	(676.8)	(66%)
Cash and cash equivalents, end of period	$475.4	$918.7	$(443.3)	(48%)	$475.4	$918.7	$(443.3)	(48%)

(a)	“nm” means not meaningful.
During the second quarter of 2019, cash and cash equivalents increased by $68.5 million compared to a decrease of $79.2 million in the second quarter of 2018. Cash and cash equivalents increased by $126.4 million in the first six months of 2019 compared to a decrease of $107.1 million in the first six months of 2018. Detailed discussions regarding cash flow movements are noted below.

Operating Activities

Second quarter 2019 vs. Second quarter 2018

Net cash flow provided from operating activities increased by $148.5 million compared to the second quarter of 2018, primarily due to an increase in margins, income taxes recovered, and favourable working capital changes.

First six months of 2019 vs. First six months of 2018

In the first six months of 2019, net cash flow provided from operating activities increased by $106.6 million compared to the same period in 2018, mainly due an increase in margins, income taxes recovered, and favourable working capital changes.

Investing Activities

Second quarter 2019 vs. Second quarter 2018

Net cash flow used in investing activities was $280.4 million in the second quarter of 2019 compared to $259.0 million in the second quarter of 2018.

The primary use of cash in the second quarter of 2019 and 2018 was for capital expenditures of $276.7 million and $247.1 million, respectively.

First six months of 2019 vs. First six months of 2018

Net cash flow used in investing activities was $580.4 million in the first six months of 2019 compared to $550.4 million in the first six months of 2018.

In the first six months of 2019, the primary uses of cash were for capital expenditures of $541.5 million and the settlement of the deferred payment obligation of $30.0 million related to the completion of the acquisition of the remaining 50% interest in the La Coipa Phase 7 mining concessions. The primary uses of cash in the first six months of 2018 were for capital expenditures of $494.0 million and the initial payment of $35.1 million, including transaction costs, for the acquisition of the remaining 50% interest in the La Coipa Phase 7 mining concessions.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2019

The following table presents a breakdown of capital expenditures on a cash basis:

	Three months ended June 30,				Six months ended June 30,
(in millions)	2019	2018	Change	% Change(c)	2019	2018	Change	% Change(c)
Operating segments
Fort Knox	$35.0	$16.8	$18.2	108%	$63.9	$26.4	$37.5	142%
Round Mountain	58.9	43.6	15.3	35%	123.1	70.0	53.1	76%
Bald Mountain	57.5	44.9	12.6	28%	122.1	65.3	56.8	87%
Paracatu	34.6	23.7	10.9	46%	51.1	39.2	11.9	30%
Maricunga	-	-	-	-	-	-	-	-
Kupol(a)	8.2	11.2	(3.0)	(27%)	16.4	22.0	(5.6)	(25%)
Tasiast	75.2	101.4	(26.2)	(26%)	150.9	259.2	(108.3)	(42%)
Chirano	2.7	5.0	(2.3)	(46%)	6.0	11.4	(5.4)	(47%)
Non-operating segment
Corporate and other(b)	4.6	0.5	4.1	nm	8.0	0.5	7.5	nm
Total	$276.7	$247.1	$29.6	12%	$541.5	$494.0	$47.5	10%

(a)
Includes $2.2 million and $4.7 million of capital expenditures at Dvoinoye during the second quarter and first six months of 2019, respectively (second quarter and first six months of 2018 - $2.9 million and $5.5 million, respectively).

(b)	"Corporate and other” includes corporate and other non-operating assets (including Kettle River-Buckhorn, La Coipa and Lobo-Marte).
(c)	"nm" means not meaningful.
During the second quarter of 2019, capital expenditures increased by $29.6 million compared to the same period in 2018, primarily due to increased spending at Fort Knox due to the Gilmore project and an increase in capitalized stripping activities compared to 2018, at Round Mountain for the Phase W project and at Bald Mountain for the Vantage Complex project. The increases were partially offset by decreased spending at Tasiast upon completion of the Phase One expansion project in the third quarter of 2018.

In the first six months of 2019, capital expenditures increased by $47.5 million compared to the same period in 2018, primarily due to increased spending at Bald Mountain for the Vantage Complex project, at Round Mountain for the Phase W project and at Fort Knox due to the Gilmore project and an increase in capitalized stripping activities compared to 2018. The increases were partially offset by decreased spending at Tasiast upon completion of the Phase One expansion project in the third quarter of 2018.

Financing Activities

Second quarter 2019 vs. Second quarter 2018

Net cash flow provided from financing activities was $14.6 million in the second quarter of 2019 compared to $nil in the second quarter of 2018.

In the second quarter of 2019, net cash flow provided from financing activities included a net drawdown of $20.0 million on the revolving credit facility, partially offset by lease and interest payments of $3.9 million and $1.1 million, respectively.

First six months of 2019 vs. First six months of 2018

In the first six months of 2019, net cash flow provided from financing activities included a net drawdown on the revolving credit facility of $155.0 million, partially offset by interest and lease payments of $28.4 million and $7.2 million, respectively. Net cash flow used in financing activities for the first six months of 2018 was primarily comprised of interest payments of $30.0 million.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2019

Balance Sheet
	As at,
	June 30,	December 31,
(in millions)	2019	2018
Cash and cash equivalents	$475.4	$349.0
Current assets	$1,661.5	$1,597.9
Total assets	$8,407.3	$8,063.8
Current liabilities	$576.5	$612.4
Total long-term financial liabilities(a)	$2,766.4	$2,551.4
Total debt	$1,891.2	$1,735.0
Total liabilities	$3,687.5	$3,536.5
Common shareholders' equity	$4,699.7	$4,506.7
Non-controlling interest	$20.1	$20.6
Statistics
Working capital(b)	$1,085.0	$985.5
Working capital ratio(c)	2.88:1	2.61:1

(a)	Includes long-term debt and credit facilities, provisions, and long-term lease liabilities.
(b)	Calculated as current assets less current liabilities.
(c)	Calculated as current assets divided by current liabilities.
At June 30, 2019, Kinross had cash and cash equivalents of $475.4 million, an increase of $126.4 million from the balance as at December 31, 2018, primarily due to operating cash inflows of $584.6 million and a net drawdown on the revolving credit facility of $155.0 million. The increases were partially offset by capital expenditures of $541.5 million and the settlement of the $30.0 million deferred payment obligation related to the completion of the acquisition of the remaining 50% interest in the La Coipa Phase 7 mining concessions. Current assets as at June 30, 2019 increased by $63.6 million, to $1,661.5 million from $1,597.9 million as at December 31, 2018, primarily due to the increase in cash and cash equivalents, partially offset by a decrease in inventories. Total assets increased by $343.5 million to $8,407.3 million, primarily due to increases in property, plant and equipment, primarily as a result of additions of $627.4 million, including $54.7 million of right-of-use leased assets, partially offset by depreciation, depletion and amortization of $396.9 million during the six months ended June 30, 2019.

Current liabilities decreased by $35.9 million during the six months ended June 30, 2019 to $576.5 million, mainly due to decreases in accounts payable and accrued liabilities, current portion of provisions, and the settlement of the $30.0 million deferred payment obligation related to the completion of the acquisition of the remaining 50% interest in the La Coipa Phase 7 mining concessions, partially offset by an increase in current income tax payable. Total liabilities increased by $151.0 million to $3,687.5 million, mainly due to the net drawdown on the revolving credit facility of $155.0 million and the recognition of total lease liabilities of $50.0 million as at June 30, 2019, in accordance with the Company’s adoption of IFRS 16 as of January 1, 2019, partially offset by the decrease in current liabilities.

As of July 30, 2019, there were 1,252.5 million common shares of the Company issued and outstanding. In addition, at the same date, the Company had 12.8 million share purchase options outstanding under its share option plan.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2019

Financings and Credit Facilities

Senior notes

The Company’s $1,750.0 million of senior notes consist of $500.0 million principal amount of 5.125% notes due 2021, $500.0 million principal amount of 5.950% notes due 2024, $500.0 million principal amount of 4.50% notes due 2027 and $250.0 million principal amount of 6.875% notes due 2041.

Corporate revolving credit and term loan facilities

As at June 30, 2019, the Company had utilized $175.0 million (December 31, 2018 - $19.7 million) of its $1,500.0 million revolving credit facility, of which $20.0 million was used for letters of credit. Subsequent to June 30, 2019, the Company drew an additional $15.0 million on the revolving credit facility.

On July 25, 2019, the Company amended its $1,500.0 million revolving credit facility to extend the maturity date by one year from August 10, 2023 to August 10, 2024.

Loan interest on the revolving credit facility is variable, set at LIBOR plus an interest rate margin, which is dependent on the Company’s credit rating. Based on the Company’s credit rating at June 30, 2019, interest charges and fees would have been as follows:

Type of credit
Dollar based LIBOR loan:
Revolving credit facility	LIBOR plus 1.70%
Letters of credit	1.13-1.70%
Standby fee applicable to unused availability	0.34%

The revolving credit facility’s credit agreement contains various covenants including limits on indebtedness, asset sales and liens. The Company is in compliance with its financial covenant in the credit agreement at June 30, 2019.

Other

The maturity date for the Company’s $300.0 million Letter of Credit guarantee facility with EDC was extended by two years to June 30, 2020, effective July 1, 2018. Letters of credit guaranteed under this facility are solely for reclamation liabilities at Fort Knox, Round Mountain, and Kettle River-Buckhorn. Fees related to letters of credit under this facility are 0.95% of the drawn amount. As at June 30, 2019, $227.8 million (December 31, 2018 - $227.4 million) was utilized under this facility.
In addition, at June 30, 2019, the Company had $181.9 million (December 31, 2018 - $161.5 million) in letters of credit and surety bonds outstanding in respect of its operations in Brazil, Mauritania, Ghana and Chile. These have been issued pursuant to arrangements with certain international banks.
As at June 30, 2019, $275.7 million (December 31, 2018 - $264.4 million) of surety bonds were outstanding with respect to Kinross’ operations in the United States. These surety bonds were issued pursuant to arrangements with international insurance companies and incur fees of 0.65% of the drawn amount.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2019

The following table outlines the credit facility utilizations and availabilities:

	As at,
	June 30,	December 31,
(in millions)	2019	2018
Utilization of revolving credit facility	$(175.0)	$(19.7)
Utilization of EDC facility	(227.8)	(227.4)
Borrowings	$(402.8)	$(247.1)

Available under revolving credit facility	$1,325.0	$1,480.3
Available under EDC credit facility	72.2	72.6
Available credit	$1,397.2	$1,552.9

Total debt of $1,891.2 million as at June 30, 2019 consists of $1,736.2 million related to the senior notes and $155.0 million of drawdowns on the revolving credit facility. The current portion of this debt as at June 30, 2019 is $nil.

Liquidity Outlook

As at June 30, 2019, the Company had no scheduled debt repayments until 2021.

We believe that the Company’s existing cash and cash equivalents balance of $475.4 million, available credit of $1,397.2 million, and expected operating cash flows based on current assumptions (noted in Section 3 - Outlook) will be sufficient to fund operations, our forecasted exploration and capital expenditures (noted in Section 3 - Outlook), reclamation and remediation obligations, and lease liabilities, currently estimated for 2019. Prior to any capital investments, consideration is given to the cost and availability of various sources of capital resources.

With respect to longer term capital expenditure funding requirements, the Company continues to have discussions with lending institutions that have been active in the jurisdictions in which the Company’s development projects are located. Some of the jurisdictions in which the Company operates have seen the participation of lenders including export credit agencies, development banks and multi-lateral agencies. The Company believes the capital from these institutions combined with traditional bank loans and capital available through debt capital market transactions may fund a portion of the Company’s longer term capital expenditure requirements. Another possible source of capital could be proceeds from the sale of non-core assets. These capital sources together with operating cash flow and the Company’s active management of its operations and development activities will enable the Company to maintain an appropriate overall liquidity position.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2019

Contractual Obligations and Commitments

The Company manages its exposure to fluctuations in input commodity prices, currency exchange rates and interest rates, by entering into derivative financial instruments from time to time, in accordance with the Company's risk management policy.
The following table provides a summary of derivative contracts outstanding at June 30, 2019 and their respective maturities:
Foreign currency	2019	2020	2021	2022
Brazilian real forward buy contracts (in millions of U.S. dollars)	$18.0	$-	$-	$-
Average price (Brazilian reais)	3.69	-	-	-
Brazilian real zero cost collars (in millions of U.S. dollars)	$67.2	$116.0	$52.0	$6.6
Average put strike (Brazilian reais)	3.46	3.76	4.13	4.20
Average call strike (Brazilian reais)	3.86	4.23	4.72	4.85
Canadian dollar forward buy contracts (in millions of U.S. dollars)	$28.5	$14.4	$-	$-
Average rate (Canadian dollars)	1.28	1.31	-	-
Russian rouble zero cost collars (in millions of U.S. dollars)	$27.0	$27.3	$15.6	$-
Average put strike (Russian roubles)	58.9	65.0	65.0	-
Average call strike (Russian roubles)	71.6	78.2	84.0	-
Energy
WTI oil swap contracts (barrels)	414,600	590,400	279,000	26,100
Average price	$52.03	$56.21	$55.89	$50.95

The following new derivative contracts were entered into during the three months ended June 30, 2019:

•	$66.6 million of Brazilian real zero cost collars, maturing from 2020 to 2022, with average put and call strikes of 4.07 and 4.60, respectively;
•	$29.4 million of Russian rouble zero cost collars, maturing from 2020 to 2021, with average put and call strikes of 65.0 and 81.2, respectively; and
•	131,100 barrels of WTI oil swap contracts at an average rate of $50.99 per barrel maturing from 2021 to 2022.
The Company enters into total return swaps (“TRS”) as economic hedges of the Company’s deferred share units and cash-settled restricted share units. Hedge accounting was not applied to the TRSs. At June 30, 2019, 5,695,000 TRS units were outstanding.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2019

Fair value of derivative instruments

The fair values of derivative instruments are noted in the table below:

	As at,
	June 30,	December 31,
(in millions)	2019	2018
Asset (liability)
Foreign currency forward and collar contracts	$(1.2)	$(21.8)
Energy swap contracts	1.7	(8.6)
Total return swap contracts	2.3	3.2
	$2.8	$(27.2)

Other Legal Matters

The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross’ financial position, results of operations or cash flows.

Maricunga regulatory proceedings

In May 2015, the Chile environmental enforcement authority (the “SMA”) commenced an administrative proceeding against Compania Minera Maricunga (“CMM”) alleging that pumping of groundwater to support the Maricunga operation had impacted area wetlands and, on March 18, 2016, issued a resolution alleging that CMM’s pumping was impacting the “Valle Ancho” wetland. Beginning in May 2016, the SMA issued a series of resolutions ordering CMM to temporarily curtail pumping from its wells. In response, CMM suspended mining and crushing activities and reduced water consumption to minimal levels. CMM contested these resolutions, but its efforts were unsuccessful and, except for a short period of time in July 2016, CMM’s operations have remained suspended. On June 24, 2016, the SMA amended its initial sanction (the “Amended Sanction”) and effectively required CMM to cease operations and close the mine, with water use from its wells curtailed to minimal levels. On July 9, 2016, CMM appealed the sanctions and, on August 30, 2016, submitted a request to the Environmental Tribunal that it issue an injunction suspending the effectiveness of the Amended Sanction pending a final decision on the merits of CMM’s appeal. On September 16, 2016, the Environmental Tribunal rejected CMM’s injunction request and on August 7, 2017, upheld the SMA’s Amended Sanction and curtailment orders on procedural grounds. On October 9, 2018, the Supreme Court affirmed the Environmental Tribunal’s ruling on procedural grounds and dismissed CMM’s appeal.

On June 2, 2016, CMM was served with two separate lawsuits filed by the Chilean State Defense Counsel (“CDE”). Both lawsuits, filed with the Environmental Tribunal, alleged that pumping from the Maricunga groundwater wells caused environmental damage to area wetlands. One action relates to the “Pantanillo” wetland and the other action relates to the Valle Ancho wetland (described above). Hearings on the CDE lawsuits took place in 2016 and 2017, and on November 23, 2018, the Tribunal ruled in favor of CMM in the Pantanillo case and against CMM in the Valle Ancho case. In the Valle Ancho case, the Tribunal is requiring CMM to, among other things, submit a restoration plan to the SMA for approval. CMM has appealed the Valle Ancho ruling to the Supreme Court. The CDE has appealed to the Supreme Court in both cases and is asserting in the Valle Ancho matter that the Environmental Tribunal erred by not ordering a complete shutdown of Maricunga’s groundwater wells. The Supreme Court has the discretion to decide whether it will hear any of the appeals. Prior to the November 23, 2018 rulings, CMM and the CDE were pursuing potential settlement. CMM expects to continue pursuing settlement discussions notwithstanding the Environmental Tribunal’s rulings.

Sunnyside litigation

The Sunnyside Mine is an inactive mine situated in the so-called Bonita Peak Mining District (“District”) near Silverton, Colorado. A subsidiary of Kinross, Sunnyside Gold Corporation ("SGC"), was involved in operations at the mine from 1985 through 1991 and subsequently conducted various reclamation and closure activities at the mine and in the surrounding area. On August 5, 2015, while working in another mine in the District known as the Gold King, the Environmental Protection Agency (the “EPA”) caused a release of approximately three million gallons of contaminated water into a tributary of the Animas River. In the third quarter of 2016, the EPA listed the District, including areas impacted by SGC’s operations and closure activities, on the National Priorities List pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”). SGC challenged portions of the CERCLA listing in the United States Court of Appeals for District of Columbia Circuit, but SGC’s petition for review was denied, as was its subsequent petition for rehearing. The EPA has notified SGC that SGC is a potentially responsible party under CERCLA and may be jointly and severally liable for cleanup of the District or cleanup costs incurred by the EPA in the District. The EPA may in the future provide similar notification to Kinross, as the EPA contends that Kinross has liability in the District under CERCLA and other statutes. In the second quarter of 2018, the EPA issued to SGC a modified Unilateral Administrative Order for Remedial Investigation (“the Order”). In the second quarter of 2019, pursuant to the original Order, the EPA issued to SGC a Modified Statement of Work, Work Plan and Field Sampling Plan (together with the Order, the “Modified Order”). The Modified Order significantly altered and expanded upon the work set out under the original Order. In the third quarter of 2019, after consulting with external legal counsel, SGC provided notice to the EPA that the Modified Order is legally indefensible, does not address any imminent hazard and SGC does not intend to comply with the Modified Order. On July 26, 2019, the EPA acknowledged receipt of SGC's notice of its intention not to comply with the Modified Order. The EPA indicated that it would undertake to complete the work ordered under the Modified Order. While SGC believes that it has good cause not to comply with the Modified Order, failure to comply with the Modified Order may subject SGC to significant penalties, damages and/or potential reimbursement of the cost of remediation work undertaken by the EPA.

In the second quarter of 2016, the State of New Mexico filed a complaint naming the EPA, SGC, Kinross and others alleging violations of CERCLA, the Resource Conservation and Recovery Act (“RCRA”), and the Clean Water Act (“CWA”) and claiming negligence, gross negligence, public nuisance and trespass. The New Mexico complaint seeks cost recovery, damages, injunctive relief, and attorney’s fees. In the third quarter of 2016, the Navajo Nation initiated litigation against the EPA, SGC and Kinross, alleging entitlement to cost recovery under CERCLA for past and future costs incurred, negligence, gross negligence, trespass, and public and private nuisance, and seeking reimbursement of past and future costs, compensatory, consequential and punitive damages, injunctive relief and attorneys’ fees. In the third quarter of 2017, the State of Utah filed a complaint, which has been amended to name the EPA, SGC, Kinross and others, alleging negligence, gross negligence, public nuisance, trespass, and violation of the Utah Water Quality Act and the Utah Solid and Hazardous Waste Act. The Utah complaint seeks cost recovery, compensatory, consequential and punitive damages, penalties, disgorgement of profits, declaratory, injunctive and other relief under CERCLA, attorney’s fees, and costs. In the third quarter of 2018, numerous members of the Navajo Nation initiated litigation against the EPA, SGC and Kinross, alleging negligence, gross negligence and injury, including great spiritual and emotional distress. The complaint of the Navajo members seeks compensatory and consequential damages, interest, punitive damages, attorneys’ fees and expenses. The New Mexico, Navajo Nation, Utah and Navajo member cases have been centralized for coordinated or consolidated pretrial proceedings in the United States District Court for the District of New Mexico. In the third quarter of 2019, the EPA filed a cross claim against SGC and Kinross seeking contribution, including contribution under CERCLA, for any damages awarded to New Mexico, the Navajo Nation, or Utah as well as cost-recovery for the EPA’s response costs and remedial expenses incurred by the EPA in the District pursuant to CERCLA or other laws. SGC contemporaneously filed a cross claim against the United States and certain contractors of the United States seeking contribution and equitable indemnity. It is expected that additional claims will be made against SGC and Kinross in the course of the centralized proceeding.

Kettle River-Buckhorn regulatory proceedings

Crown Resources Corporation (“Crown”) is the holder of a waste discharge permit (the “Permit”) in respect of the Buckhorn Mine, which authorizes and regulates mine-related discharges from the mine and its water treatment plant. On February 27, 2014, the Washington Department of Ecology (the “WDOE”) renewed the Buckhorn Mine’s National Pollution Discharge Elimination System Permit (the “Renewed Permit”), with an effective date of March 1, 2014. The Renewed Permit contained conditions that were more restrictive than the original discharge permit. In addition, the Crown felt that the Renewed Permit was internally inconsistent, technically unworkable and inconsistent with existing agreements in place with the WDOE, including a settlement agreement previously entered into by Crown and the WDOE in June 2013 (the “Settlement Agreement”). On February 28, 2014, Crown filed an appeal of the Renewed Permit with the Washington Pollution Control Hearings Board (“PCHB”). In addition, on January 15, 2015, Crown filed a lawsuit against the WDOE in Ferry County Superior Court, Washington, claiming that the WDOE breached the Settlement Agreement by including various unworkable compliance terms in the Renewed Permit (the “Crown Action”). On July 30, 2015, the PCHB upheld the Renewed Permit. Crown filed a Petition for Review in Ferry County Superior Court, Washington, on August 27, 2015, seeking to have the PCHB decision overturned. On March 13, 2017, the Ferry County Superior Court upheld the PCHB’s decision. On April 12, 2017, Crown appealed the Ferry County Superior Court’s ruling to the State of Washington Court of Appeals, where the matter remains pending.

On July 19, 2016, the WDOE issued an Administrative Order (“AO”) to Crown and Kinross Gold Corporation asserting that the companies had exceeded the discharge limits in the Renewed Permit a total of 931 times and has also failed to maintain the capture zone required under the Renewed Permit. The AO orders the companies to develop an action plan to capture and treat water escaping the capture zone, undertake various investigations and studies, revise its Adaptive Management Plan, and report findings by various deadlines in the fourth quarter 2016. The companies timely made the required submittals. On August 17, 2016, the companies filed an appeal of the AO with the PCHB (the “AO Appeal”). Because the AO Appeal raises many of the same issues that have been raised in the Appeal and Crown Action, the companies and WDOE agreed to stay the AO Appeal indefinitely to allow these matters to be resolved. The PCHB granted the request for stay on August 26, 2016. The stay is affirmed by the PCHB upon receipt of applicable filings. The stay was most recently affirmed on January 30, 2018.

On November 30, 2017, the WDOE issued a Notice of Violation (“NOV”) to Crown and Kinross asserting that the companies had exceeded the discharge limits in the Permit a total of 113 times during the 3rd quarter of 2017 and also failed to maintain the capture zone as required under the Permit. The NOV ordered the companies to file a report with WDOE identifying the steps which have been and are being taken to “control such waste or pollution or otherwise comply with this determination,” which report was timely filed. Following its review of this report, WDOE may issue an AO or other directives to the Company. The NOV is not immediately appealable, but any subsequent AO or other directive relating to the NOV may be appealed, as appropriate.

On April 10, 2018, August 20, 2018, November 5, 2018, January 22, 2019, and May 23, 2019, the WDOE issued NOVs to Crown and, as to the April 10 NOV also to Kinross, asserting that the companies had exceeded the discharge limits in the Permit a total of 118 times during the fourth quarter of 2017, 289 times during the first and second quarters of 2018, 129 times during the third quarter of 2018, 126 times during the fourth quarter of 2018, and 127 times during the first quarter of 2019, and also failed to maintain the capture zone as required under the Permit. The NOVs ordered the companies to file a report with WDOE within 30 days identifying the steps which have been and are being taken to “control such waste or pollution or otherwise comply with this determination,” which reports were timely filed. Following its review of these reports, WDOE may issue an AO or other directives to the Company. The NOV is not immediately appealable, but any subsequent AO or other directive relating to the NOV may be appealed, as appropriate.

Crown also faces potential legal actions by non-governmental organizations relating to the Permit and the renewed Permit. In the past, Crown and Kinross Gold U.S.A., Inc. have received Notice of Intent to Sue letters from the Okanogan Highlands Alliance (“OHA”) advising that it intends to file a citizen’s suit against Crown under the CWA for alleged violations of the Permit, renewed Permit and the CWA, including failure to adequately capture and treat mine-impacted groundwater and surface water at the site in violation of the Permit and renewed Permit. OHA’s notice letters further recite that the CWA authorizes injunctive relief and civil penalties in the amount of up to $37,500 per day per violation. However, to date, OHA has not filed a lawsuit.

Paracatu union claim

On June 15, 2019, Paracatu’s employee union filed a lawsuit against KBM in the Paracatu Labor Court and is citing health and safety concerns arising out of recent fires at an onsite warehouse and grinding media feeder. The fires were extinguished, and no injuries occurred. Nonetheless, in the lawsuit the union is seeking injunctive relief disallowing employees from working in certain areas until the union’s concerns are adequately addressed. The union’s initial request for an injunction was denied by the court, but the request has been renewed and, given the relief sought, short term operational disruptions are possible. While KBM does not believe the lawsuit has merit, worker health and safety is the Company’s highest priority and the Company is working to fully understand and address the union’s concerns.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2019

7.	SUMMARY OF QUARTERLY INFORMATION

	2019		2018				2017
(in millions, except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Metal sales	$837.8	$786.2	$786.5	$753.9	$775.0	$897.2	$810.3	$828.0
Net earnings (loss) attributable to common shareholders	$71.5	$64.7	$(27.7)	$(104.4)	$2.4	$106.1	$217.6	$60.1
Basic earnings (loss) per share attributable to common shareholders	$0.06	$0.05	$(0.02)	$(0.08)	$0.00	$0.09	$0.17	$0.05
Diluted earnings (loss) per share attributable to common shareholders	$0.06	$0.05	$(0.02)	$(0.08)	$0.00	$0.08	$0.17	$0.05
Net cash flow provided from operating activities	$333.0	$251.6	$183.5	$127.2	$184.5	$293.5	$366.4	$197.7

The Company’s results over the past several quarters have been driven primarily by fluctuations in the gold price, input costs and changes in gold equivalent ounces sold. Fluctuations in the silver price also affect results.

During the second quarter of 2019, revenue increased to $837.8 million on total gold equivalent ounces sold of 641,149 compared to $775.0 million on sales of 593,296 total gold equivalent ounces during the second quarter of 2018. The average gold price realized in the second quarter of 2019 was $1,307 per ounce compared to $1,306 per ounce in the same period in 2018.
Production cost of sales in the second quarter of 2019 decreased by 6% compared to the second quarter of 2018, primarily due to decreases in gold equivalent ounces sold at Fort Knox and Round Mountain. These decreases were partially offset by an increase in production costs of sales as a result of increased gold equivalent ounces sold at Paracatu and Tasiast.

Fluctuations in foreign exchange rates have also affected results.

Depreciation, depletion and amortization varied between each of the above quarters largely due to changes in gold equivalent ounces sold and depreciable asset bases. In addition, changes in mineral reserves as well as impairment charges and reversals during some of these periods affected depreciation, depletion and amortization for quarters in subsequent years.

Net operating cash flows increased to $333.0 million in the second quarter of 2019, compared to $184.5 million in the same period in 2018, primarily due to an increase in margins, income taxes recovered, and favourable working capital changes.

On February 14, 2018, KBM signed an agreement to acquire two hydroelectric power plants in the State of Goias, Brazil from a subsidiary of Gerdau SA for $253.7 million (R$835.0 million). The two plants are expected to secure a long-term supply of power and lower production costs over the life of the mine at Paracatu. On July 31, 2018, the Company closed the transaction.

On February 2, 2018, MDO, a subsidiary of the Company, agreed to purchase the remaining 50% interest in the Phase 7 concessions surrounding Kinross’ La Coipa mine that it did not already own from Salmones de Chile Alimentos S.A. On March 19, 2018, the Company closed the acquisition. The purchase price of $65.1 million was comprised of $65.0 million in cash and transaction costs of $0.1 million, of which an initial payment of $35.1 million was paid on closing and the balance of $30.0 million was paid on January 30, 2019.

In the fourth quarter of 2017, the Company recorded a net, after-tax, impairment reversal of $62.1 million related to impairment reversals at the Tasiast and Fort Knox cash generating units (“CGUs”), offset by an impairment charge at the Paracatu CGU.

On September 18, 2017, the Company entered into an agreement with Integra Resources Corp. to sell its 100% interest in the DeLamar reclamation property. On November 3, 2017, the Company completed the sale and recognized a gain of $44.2 million.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2019

8.	DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, Kinross' management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal control over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.

For the quarter ended June 30, 2019, the Chief Executive Officer and the Chief Financial Officer concluded that Kinross’ disclosure controls and procedures, and internal control over financial reporting are designed to provide reasonable assurance regarding the reliability of information disclosed in its filings, including its interim financial statements prepared in accordance with IFRS. There has been no change in the Company’s internal control over financial reporting during the quarter ended June 30, 2019, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

Kinross’ management, including the Chief Executive Officer and the Chief Financial Officer, believes that any disclosure controls and procedures and internal control over financial reporting, no matter how well designed and operated, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

9.	CRITICAL ACCOUNTING POLICIES, ESTIMATES AND ACCOUNTING CHANGES

Critical Accounting Policies and Estimates

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The critical estimates, assumptions and judgments applied in the preparation of the Company’s interim financial statements are consistent with those applied and disclosed in Note 5 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2018.

Accounting Changes

The accounting policies applied in the preparation of the Company’s interim financial statements are consistent with those used in the Company’s annual audited consolidated financial statements for the year ended December 31, 2018 except as noted in Note 4 to the interim financial statements which includes details of the Company’s adoption of IFRS 16 as of January 1, 2019.

Recent Accounting Pronouncements

Recent accounting pronouncements issued by the IASB are disclosed in Note 4 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2018.

10.	RISK ANALYSIS

The business of Kinross contains significant risk due to the nature of mining, exploration, and development activities. Certain risk factors are similar across the mining industry while others are specific to Kinross. For a discussion of these risk factors, please refer to the MD&A for the year ended December 31, 2018 and for additional information please refer to the Annual Information Form for the year ended December 31, 2018, each of which is available on the Company's website www.kinross.com and on www.sedar.com or is available upon request from the Company.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2019

11.	SUPPLEMENTAL INFORMATION

Reconciliation of Non-GAAP Financial Measures

The Company has included certain non-GAAP financial measures in this document. These measures are not defined under IFRS and should not be considered in isolation. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These measures are not necessarily standard and therefore may not be comparable to other issuers.
Adjusted Net Earnings Attributable to Common Shareholders and Adjusted Net Earnings per Share

Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges (reversals), gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings and earnings per share measures as determined under IFRS.

The following table provides a reconciliation of net earnings to adjusted net earnings for the periods presented:

(in millions, except per share amounts)	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018

Net earnings attributable to common shareholders - as reported	$71.5	$2.4	$136.2	$108.5
Adjusting items:
Foreign exchange losses (gains)	4.1	(3.4)	2.0	(3.9)
Foreign exchange (gains) losses on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	(5.6)	28.1	(6.8)	28.3
Taxes in respect of prior periods	5.7	(0.1)	11.4	20.0
Reclamation and remediation expense	-	4.5	-	4.5
Tasiast Phase One commissioning costs	-	6.4	-	6.4
Fort Knox pit wall slide related costs	4.9	-	11.4	-
Restructuring costs	-	-	9.2	-
Other	0.3	1.5	2.2	1.0
Tax effect of the above adjustments	(1.3)	(1.6)	(2.7)	(1.8)
	8.1	35.4	26.7	54.5
Adjusted net earnings attributable to common shareholders	$79.6	$37.8	$162.9	$163.0
Weighted average number of common shares outstanding - Basic	1,252.3	1,250.2	1,251.5	1,248.7
Adjusted net earnings per share	$0.06	$0.03	$0.13	$0.13

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2019

Adjusted Operating Cash Flow

The Company makes reference to a non-GAAP measure for adjusted operating cash flow. Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow and excluding changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics. The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, the adjusted operating cash flow measure is not necessarily indicative of net cash flow from operations as determined under IFRS.

The following table provides a reconciliation of adjusted operating cash flow for the periods presented:

	Three months ended June 30,		Six months ended June 30,
(in millions)	2019	2018	2019	2018

Net cash flow provided from operating activities - as reported	$333.0	$184.5	$584.6	$478.0

Adjusting items:
Working capital changes:
Accounts receivable and other assets	40.3	41.7	25.7	44.1
Inventories	(12.6)	(21.2)	(50.0)	1.8
Accounts payable and other liabilities, including income taxes paid	(73.0)	26.5	(41.8)	71.3
	(45.3)	47.0	(66.1)	117.2
Adjusted operating cash flow	$287.7	$231.5	$518.5	$595.2

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2019

Consolidated and Attributable Production Cost of Sales per Equivalent Ounce Sold

Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as reported on the interim condensed consolidated statement of operations divided by the total number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Management uses these measures to monitor and evaluate the performance of its operating properties.

The following table provides a reconciliation of consolidated and attributable production cost of sales per equivalent ounce sold for the periods presented:

	Three months ended June 30,		Six months ended June 30,
(in millions, except ounces and production cost of sales per equivalent ounce)	2019	2018	2019	2018

Production cost of sales - as reported	$426.1	$454.9	$837.8	$899.5
Less: portion attributable to Chirano non-controlling interest(a)	(4.7)	(4.5)	(9.1)	(9.2)
Attributable(b) production cost of sales	$421.4	$450.4	$828.7	$890.3

Gold equivalent ounces sold	641,149	593,296	1,244,206	1,267,957
Less: portion attributable to Chirano non-controlling interest(j)	(5,114)	(5,740)	(10,522)	(12,184)
Attributable(b) gold equivalent ounces sold	636,035	587,556	1,233,684	1,255,773
Consolidated production cost of sales per equivalent ounce sold	$665	$767	$673	$709
Attributable(b) production cost of sales per equivalent ounce sold	$663	$767	$672	$709

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2019

Attributable Production Cost of Sales per Ounce Sold on a By-Product Basis

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this measure provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:
	Three months ended June 30,		Six months ended June 30,
(in millions, except ounces and production cost of sales per ounce)	2019	2018	2019	2018

Production cost of sales - as reported	$426.1	$454.9	$837.8	$899.5
Less: portion attributable to Chirano non-controlling interest(a)	(4.7)	(4.5)	(9.1)	(9.2)
Less: attributable(b) silver revenue(c)	(15.5)	(17.2)	(32.6)	(35.5)
Attributable(b) production cost of sales net of silver by-product revenue	$405.9	$433.2	$796.1	$854.8

Gold ounces sold	629,206	580,173	1,219,031	1,241,057
Less: portion attributable to Chirano non-controlling interest(j)	(5,108)	(5,729)	(10,506)	(12,162)
Attributable(b) gold ounces sold	624,098	574,444	1,208,525	1,228,895
Attributable(b) production cost of sales per ounce sold on a by-product basis	$650	$754	$659	$696

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2019

Attributable All-In Sustaining Cost and All-In Cost per Ounce Sold on a By-Product Basis

In November 2018, the World Gold Council (“WGC”) published updates to its guidelines for reporting all-in sustaining costs and all-in costs to address how the costs associated with leases, after a company’s adoption of IFRS 16, should be treated. The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these non-GAAP measures. Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures presented by the Company may not be comparable to similar measures presented by other issuers. The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The value of silver sold is deducted from the total production cost of sales as it is considered residual production. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are calculated by adjusting total production cost of sales, as reported on the interim condensed consolidated statement of operations, as follows:

	Three months ended June 30,		Six months ended June 30,
(in millions, except ounces and costs per ounce)	2019	2018	2019	2018

Production cost of sales - as reported	$426.1	$454.9	$837.8	$899.5
Less: portion attributable to Chirano non-controlling interest(a)	(4.7)	(4.5)	(9.1)	(9.2)
Less: attributable(b) silver revenue(c)	(15.5)	(17.2)	(32.6)	(35.5)
Attributable(b) production cost of sales net of silver by-product revenue	$405.9	$433.2	$796.1	$854.8
Adjusting items on an attributable(b) basis:
General and administrative(d)	29.6	30.3	63.0	66.0
Other operating expense - sustaining(e)	6.0	9.6	11.5	16.4
Reclamation and remediation - sustaining(f)	11.9	13.6	23.3	28.8
Exploration and business development - sustaining(g)	18.2	13.6	32.1	25.9
Additions to property, plant and equipment - sustaining(h)	97.8	80.6	176.2	135.7
Lease payments - sustaining(i)	3.5	-	6.4	-
All-in Sustaining Cost on a by-product basis - attributable(b)	$572.9	$580.9	$1,108.6	$1,127.6
Other operating expense - non-sustaining(e)	12.0	13.5	28.2	21.6
Reclamation and remediation - non-sustaining(f)	1.8	1.4	3.5	2.7
Exploration - non-sustaining(g)	10.0	10.1	15.5	18.2
Additions to property, plant and equipment - non-sustaining(h)	177.8	165.3	342.5	336.8
Lease payments - non-sustaining(i)	0.4	-	0.8	-
All-in Cost on a by-product basis - attributable(b)	$774.9	$771.2	$1,499.1	$1,506.9
Gold ounces sold	629,206	580,173	1,219,031	1,241,057
Less: portion attributable to Chirano non-controlling interest(j)	(5,108)	(5,729)	(10,506)	(12,162)
Attributable(b) gold ounces sold	624,098	574,444	1,208,525	1,228,895
Attributable(b) all-in sustaining cost per ounce sold on a by-product basis	$918	$1,011	$917	$918
Attributable(b) all-in cost per ounce sold on a by-product basis	$1,242	$1,343	$1,240	$1,226

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2019

Attributable All-In Sustaining Cost and All-In Cost per Equivalent Ounce Sold

The Company also assesses its all-in sustaining cost and all-in cost on a gold equivalent ounce basis. Under these non-GAAP measures, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.

Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting total production cost of sales, as reported on the interim condensed consolidated statement of operations, as follows:

	Three months ended June 30,		Six months ended June 30,
(in millions, except ounces and costs per equivalent ounce)	2019	2018	2019	2018

Production cost of sales - as reported	$426.1	$454.9	$837.8	$899.5
Less: portion attributable to Chirano non-controlling interest(a)	(4.7)	(4.5)	(9.1)	(9.2)
Attributable(b) production cost of sales	$421.4	$450.4	$828.7	$890.3
Adjusting items on an attributable(b) basis:
General and administrative(d)	29.6	30.3	63.0	66.0
Other operating expense - sustaining(e)	6.0	9.6	11.5	16.4
Reclamation and remediation - sustaining(f)	11.9	13.6	23.3	28.8
Exploration and business development - sustaining(g)	18.2	13.6	32.1	25.9
Additions to property, plant and equipment - sustaining(h)	97.8	80.6	176.2	135.7
Lease payments - sustaining(i)	3.5	-	6.4	-
All-in Sustaining Cost - attributable(b)	$588.4	$598.1	$1,141.2	$1,163.1
Other operating expense - non-sustaining(e)	12.0	13.5	28.2	21.6
Reclamation and remediation - non-sustaining(f)	1.8	1.4	3.5	2.7
Exploration - non-sustaining(g)	10.0	10.1	15.5	18.2
Additions to property, plant and equipment - non-sustaining(h)	177.8	165.3	342.5	336.8
Lease payments - non-sustaining(i)	0.4	-	0.8	-
All-in Cost - attributable(b)	$790.4	$788.4	$1,531.7	$1,542.4
Gold equivalent ounces sold	641,149	593,296	1,244,206	1,267,957
Less: portion attributable to Chirano non-controlling interest(j)	(5,114)	(5,740)	(10,522)	(12,184)
Attributable(b) gold equivalent ounces sold	636,035	587,556	1,233,684	1,255,773
Attributable(b) all-in sustaining cost per equivalent ounce sold	$925	$1,018	$925	$926
Attributable(b) all-in cost per equivalent ounce sold	$1,243	$1,342	$1,242	$1,228

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2019

(a)	The portion attributable to Chirano non-controlling interest represents the non-controlling interest (10%) in the production cost of sales for the Chirano mine.
(b)	“Attributable” includes Kinross' share of Chirano (90%) production.
(c)
“Attributable silver revenue” represents the attributable portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver). Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.

(d)
“General and administrative” expenses is as reported on the interim condensed consolidated statement of operations, net of certain restructuring expenses. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.

(e)
“Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the interim condensed consolidated statement of operations, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of our business. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.

(f)
“Reclamation and remediation - sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.

(g)
“Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the interim condensed consolidated statement of operations, less non-sustaining exploration expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are considered sustaining costs as they are required for general operations.

(h)
“Additions to property, plant and equipment – sustaining” represents the majority of capital expenditures at existing operations including capitalized exploration costs, capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the interim condensed consolidated statements of cash flows), less capitalized interest and non-sustaining capital. Non-sustaining capital represents capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations. Non-sustaining capital expenditures during the three and six months ended June 30, 2019, primarily relate to projects at Tasiast, Round Mountain, Bald Mountain, and Fort Knox. Non-sustaining capital expenditures during the three and six months ended June 30, 2018, primarily related to projects at Tasiast, Round Mountain, and Bald Mountain.

(i)
“Lease payments – sustaining” represents the majority of lease payments as reported on the interim condensed consolidated statements of cash flows and is made up of the principal and financing components of such cash payments, less non-sustaining lease payments. Lease payments for development projects or closed mines are classified as non-sustaining.

(j)	“Portion attributable to Chirano non-controlling interest” represents the non-controlling interest (10%) in the ounces sold from the Chirano mine.
(k)
“Average realized gold price per ounce” is a non-GAAP financial measure and is defined as gold metal sales divided by the total number of gold ounces sold. This measure is intended to enable Management to better understand the price realized in each reporting period. The realized price measure does not have any standardized definition under IFRS and should not be considered a substitute for measure of performance prepared in accordance with IFRS.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2019

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbor’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements contained in this MD&A, include, but are not limited to, those under the headings (or headings that include) “Project Updates and New Developments” and “Outlook”, as well as statements with respect to our guidance for production, production costs of sales, all-in sustaining cost and capital expenditures; the schedules and budgets for the Company’s development projects; mine life; and continuous improvement initiatives, as well as references to other possible events, the future price of gold and silver, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, estimates and the realization of such estimates (such as mineral or gold reserves and resources or mine life), success of exploration, development and mining, currency fluctuations, capital requirements, project studies, mine life extensions, government regulation permit applications and conversions, restarting suspended or disrupted operations; environmental risks and proceedings; and resolution of pending litigation. The words “advance”, “anticipate”, “believe”, “budget”, “continue”, “develop”, “encouraging”, “enhancement”, “estimates”, “expects”, “explore”, “forecast”, “focus”, “future”, “goal”, “guidance”,   “intend”, “measures”, “on budget”, “on schedule”, “on target”, “on track”, “opportunity”, “optimize”, “outlook”, “phased”, “plan”,  “potential”, “progress”, “project”,  “promising”,  “schedule”,  “seek”, “study”, “target”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our MD&A for the year ended December 31, 2018 and the quarter ended June 30, 2019, and the Annual Information Form dated March 29, 2019 as well as: (1) there being no significant disruptions affecting the operations of the Company, whether due to extreme weather events (including, without limitation, excessive or lack of rainfall, in particular, the potential for further production curtailments at Paracatu resulting from insufficient rainfall and the operational challenges at Fort Knox and Bald Mountain resulting from excessive rainfall, which can impact costs and/or production) and other or related natural disasters, labour disruptions (including but not limited to workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides (in particular that the effects of the pit wall slides at Fort Knox and Round Mountain are consistent with the Company’s expectations) or otherwise; (2) permitting, development, operations and production from the Company’s operations and development projects being consistent with Kinross’ current expectations including, without limitation: the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the development and operation of the Tasiast Phase One expansion, Phase Two expansion or any such alternate expansion that the Company decides to pursue and the Round Mountain Phase W expansion including, without limitation, work permits, necessary import authorizations for goods and equipment; operation of the SAG mill at Tasiast;  land acquisitions and permitting for the construction and operation of the new tailings facility, water and power supply and continued operation of the tailings reprocessing facility at Paracatu; implementation of fire permitting upgrades required at Paracatu; and the renewal of the Chirano mining permit in a manner consistent with the Company’s expectations; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the impact of any political tensions and uncertainty in the Russian Federation and Ukraine or any related sanctions and any other similar restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws, and potential power rationing and tailings facility regulations in Brazil, potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, new dam safety regulations, and potential amendments to minerals and mining laws and energy levies laws, and the enforcement of labour laws in Ghana, new regulations relating to work permits, potential amendments to customs and mining laws (including but not limited to amendments to the VAT) and the pending implementation of revisions to the tax code in Mauritania, and satisfactory resolution of the discussions with the Mauritanian government regarding the Company’s activities in Mauritania including those related to Tasiast Sud, the potential passing of Environmental Protection Agency regulations in the U.S. relating to the provision of financial assurances under the Comprehensive Environmental Response, Compensation and Liability Act, the European Union’s General Data Protection Regulation or similar legislation in other jurisdictions and potential amendments to and enforcement of tax laws in Russia (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), and the impact of any trade tariffs being consistent with Kinross’ current expectations; (4) the completion of studies, including optimization studies, scoping studies and prefeasibility and feasibility studies, on the timelines currently expected and the results of those studies being consistent with Kinross’ current expectations; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (8) production and cost of sales forecasts for the Company meeting expectations; (9) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates), mine plans for the Company’s mining operations, and the Company’s internal models; (10) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (11) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations and without amendment or formal dispute (including without limitation the application of tax, customs and duties exemptions); (12) goodwill and/or asset impairment potential; (13) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross’ current expectations; (14) access to capital markets, including but not limited to maintaining our current credit ratings consistent with the Company’s current expectations; (15) that the Brazilian power plants will operate in a manner consistent with our current expectations; (16) that the Tasiast project financing will proceed in a manner consistent with our current expectations; (17) litigation and regulatory proceedings and the potential ramifications thereof being concluded in a manner consistent with the Company’s expectations (including without limitation the ongoing litigation in Chile relating to the alleged damage of wetlands and the scope of any remediation plan or other environmental obligations arising therefrom); and (18) the Chulbatkan acquisition will be completed in accordance with, and on the timeline contemplated by, the terms and conditions of the relevant agreements, on a basis consistent with our expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Mauritania, Ghana, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions, administrative orders or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, environmental litigation or regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit ratings; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our MD&A for the year ended December 31, 2018 and the Annual Information Form dated March 29, 2019. Please also refer to the cautionary statement on forward looking information from the July 31, 2019 press release related to the Company's acquisition of the Chulbatkan project. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Key Sensitivities
Approximately 70%-80% of the Company's costs are denominated in U.S. dollars.
A 10% change in foreign currency exchange rates would be expected to result in an approximate $18 impact on production cost of sales per ounce1.
Specific to the Russian rouble, a 10% change in the exchange rate would be expected to result in an approximate $19 impact on Russian production cost of sales per ounce.
Specific to the Brazilian real, a 10% change in the exchange rate would be expected to result in an approximate $37 impact on Brazilian production cost of sales per ounce.
A $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on production cost of sales per ounce.
A $100 change in the price of gold would be expected to result in an approximate $5 impact on production cost of sales per ounce as a result of a change in royalties.

Other information
Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this MD&A, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties (which does not include the Chulbatkan project) contained in this MD&A has been prepared under the supervision of Mr. John Sims, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.

1 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

KINROSS GOLD CORPORATION

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited expressed in millions of United States dollars, except share amounts)

		As at
		June 30,	December 31,
		2019	2018

Assets
Current assets
Cash and cash equivalents	Note 6	$475.4	$349.0
Restricted cash	Note 6	13.5	12.7
Accounts receivable and other assets	Note 6	129.8	101.4
Current income tax recoverable		44.8	79.0
Inventories	Note 6	991.3	1,052.0
Unrealized fair value of derivative assets	Note 7	6.7	3.8
		1,661.5	1,597.9
Non-current assets
Property, plant and equipment	Note 6	5,769.6	5,519.1
Goodwill		158.8	162.7
Long-term investments	Note 6	182.4	155.9
Investments in joint ventures		18.4	18.3
Unrealized fair value of derivative assets	Note 7	3.9	0.8
Other long-term assets	Note 6	577.1	564.1
Deferred tax assets		35.6	45.0
Total assets		$8,407.3	$8,063.8

Liabilities
Current liabilities
Accounts payable and accrued liabilities	Note 6	$441.1	$465.9
Current income tax payable		69.2	21.7
Current portion of provisions	Note 9	49.9	72.6
Other current liabilities	Note 6	16.3	52.2
		576.5	612.4
Non-current liabilities
Long-term debt and credit facilities	Note 8	1,891.2	1,735.0
Provisions	Note 9	836.0	816.4
Long-term lease liabilities		39.2	-
Unrealized fair value of derivative liabilities	Note 7	2.3	9.6
Other long-term liabilities		107.0	97.9
Deferred tax liabilities		235.3	265.2
Total liabilities		$3,687.5	$3,536.5

Equity
Common shareholders' equity
Common share capital	Note 10	$14,919.9	$14,913.4
Contributed surplus		237.6	239.8
Accumulated deficit		(10,411.8)	(10,548.0)
Accumulated other comprehensive income (loss)	Note 6	(46.0)	(98.5)
Total common shareholders' equity		4,699.7	4,506.7
Non-controlling interest		20.1	20.6
Total equity		$4,719.8	$4,527.3
Commitments and contingencies	Note 14
Subsequent events	Notes 5i and 8
Total liabilities and equity		$8,407.3	$8,063.8

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding	Note 10	1,252,468,491	1,250,228,821

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

1

KINROSS GOLD CORPORATION

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited expressed in millions of United States dollars, except share and per share amounts)

		Three months ended		Six months ended
		June 30,	June 30,	June 30,	June 30,
		2019	2018	2019	2018

Revenue
Metal sales		$837.8	$775.0	$1,624.0	$1,672.2

Cost of sales
Production cost of sales		426.1	454.9	837.8	899.5
Depreciation, depletion and amortization		179.9	190.3	344.0	383.4
Total cost of sales		606.0	645.2	1,181.8	1,282.9
Gross profit		231.8	129.8	442.2	389.3
Other operating expense		29.5	29.4	62.4	54.8
Exploration and business development		28.4	23.8	47.9	44.3
General and administrative		29.6	30.3	72.2	66.0
Operating earnings		144.3	46.3	259.7	224.2
Other income (expense) - net	Note 6	(2.6)	1.8	0.1	7.7
Equity in earnings (losses) of joint ventures		0.1	(0.1)	0.1	(0.2)
Finance income		1.9	3.2	4.0	6.6
Finance expense	Note 6	(26.1)	(24.7)	(53.6)	(51.6)
Earnings before tax		117.6	26.5	210.3	186.7
Income tax expense - net		(46.5)	(24.4)	(74.6)	(78.4)
Net earnings		$71.1	$2.1	$135.7	$108.3
Net earnings (loss) attributable to:
Non-controlling interest		$(0.4)	$(0.3)	$(0.5)	$(0.2)
Common shareholders		$71.5	$2.4	$136.2	$108.5

Earnings per share attributable to common shareholders
Basic		$0.06	$0.00	$0.11	$0.09
Diluted		$0.06	$0.00	$0.11	$0.09

Weighted average number of common shares outstanding (millions)	Note 12
Basic		1,252.3	1,250.2	1,251.5	1,248.7
Diluted		1,261.2	1,259.3	1,260.3	1,258.3

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

2

KINROSS GOLD CORPORATION

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Unaudited expressed in millions of United States dollars)

		Three months ended		Six months ended
		June 30,	June 30,	June 30,	June 30,
		2019	2018	2019	2018

Net earnings		$71.1	$2.1	$135.7	$108.3

Other comprehensive income (loss), net of tax:	Note 6
Items that will not be reclassified to profit or loss:
Equity investments at fair value through other comprehensive income ("FVOCI") - net change in fair value (a)		29.6	(16.7)	28.6	(38.6)

Items that are or may be reclassified to profit or loss in subsequent periods:
Cash flow hedges - effective portion of changes in fair value (b)		3.4	(38.9)	21.5	(35.2)
Cash flow hedges - reclassified to profit or loss (c)		1.1	(3.3)	2.4	(7.5)
		34.1	(58.9)	52.5	(81.3)
Total comprehensive income (loss)		$105.2	$(56.8)	$188.2	$27.0

Attributable to non-controlling interest		$(0.4)	$(0.3)	$(0.5)	$(0.2)
Attributable to common shareholders		$105.6	$(56.5)	$188.7	$27.2

(a)	Net of tax expense (recovery) of $nil, 3 months; $nil, 6 months (2018 - $(0.2) million, 3 months; $(0.3) million; 6 months).
(b)	Net of tax expense (recovery) of $1.7 million, 3 months; $4.3 million, 6 months (2018 - $(21.2) million, 3 months; $(19.9) million; 6 months).
(c)	Net of tax expense (recovery) of $0.9 million, 3 months; $1.6 million, 6 months (2018 - $(0.9) million, 3 months; $(2.5) million; 6 months).

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

3

KINROSS GOLD CORPORATION

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited expressed in millions of United States dollars)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2019	2018	2019	2018
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings	$71.1	$2.1	$135.7	$108.3
Adjustments to reconcile net earnings to net cash provided from operating activities:
Depreciation, depletion and amortization	179.9	190.3	344.0	383.4
Equity in (earnings) losses of joint ventures	(0.1)	0.1	(0.1)	0.2
Share-based compensation expense	3.0	3.5	7.6	7.5
Finance expense	26.1	24.7	53.6	51.6
Deferred tax expense (recovery)	5.8	15.9	(31.4)	27.3
Foreign exchange losses (gains) and other	1.9	(5.1)	9.1	16.9
Changes in operating assets and liabilities:
Accounts receivable and other assets	(40.3)	(41.7)	(25.7)	(44.1)
Inventories	12.6	21.2	50.0	(1.8)
Accounts payable and accrued liabilities	56.6	7.2	42.4	(16.0)
Cash flow provided from operating activities	316.6	218.2	585.2	533.3
Income taxes recovered (paid)	16.4	(33.7)	(0.6)	(55.3)
Net cash flow provided from operating activities	333.0	184.5	584.6	478.0
Investing:
Additions to property, plant and equipment	(276.7)	(247.1)	(541.5)	(494.0)
Acquisition of La Coipa Phase 7 mining concessions	-	-	(30.0)	(35.1)
Net additions to long-term investments and other assets	(5.9)	(15.9)	(12.3)	(30.2)
Net proceeds from the sale of property, plant and equipment	1.2	1.0	2.1	4.0
(Increase) decrease in restricted cash	(0.2)	0.6	(0.8)	(0.1)
Interest received and other	1.2	2.4	2.1	5.0
Net cash flow used in investing activities	(280.4)	(259.0)	(580.4)	(550.4)
Financing:
Net proceeds from issuance/drawdown of debt	100.0	-	260.0	-
Repayment of debt	(80.0)	-	(105.0)	-
Payment of lease liabilities	(3.9)	-	(7.2)	-
Interest paid	(1.1)	-	(28.4)	(30.0)
Other	(0.4)	-	(0.2)	0.4
Net cash flow provided from (used in) financing activities	14.6	-	119.2	(29.6)
Effect of exchange rate changes on cash and cash equivalents	1.3	(4.7)	3.0	(5.1)
Increase (decrease) in cash and cash equivalents	68.5	(79.2)	126.4	(107.1)
Cash and cash equivalents, beginning of period	406.9	997.9	349.0	1,025.8
Cash and cash equivalents, end of period	$475.4	$918.7	$475.4	$918.7

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

4

KINROSS GOLD CORPORATION

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF EQUITY
(Unaudited expressed in millions of United States dollars)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2019	2018	2019	2018

Common share capital
Balance at the beginning of the period	$14,919.2	$14,912.5	$14,913.4	$14,902.5
Transfer from contributed surplus on exercise of restricted shares	(0.1)	0.7	5.2	10.0
Options exercised, including cash	0.8	0.2	1.3	0.9
Balance at the end of the period	$14,919.9	$14,913.4	$14,919.9	$14,913.4

Contributed surplus
Balance at the beginning of the period	$234.6	$230.6	$239.8	$240.7
Share-based compensation	3.0	3.5	7.6	7.5
Transfer of fair value of exercised options and restricted shares	-	(1.3)	(9.8)	(15.4)
Balance at the end of the period	$237.6	$232.8	$237.6	$232.8

Accumulated deficit
Balance at the beginning of the period	$(10,483.3)	$(10,418.3)	$(10,548.0)	$(10,580.7)
Adjustment on initial application of IFRS 9	-	-	-	56.3
Adjusted balance at the beginning of the period	$(10,483.3)	$(10,418.3)	$(10,548.0)	$(10,524.4)
Net earnings attributable to common shareholders	71.5	2.4	136.2	108.5
Balance at the end of the period	$(10,411.8)	$(10,415.9)	$(10,411.8)	$(10,415.9)

Accumulated other comprehensive income (loss)
Balance at the beginning of the period	$(80.1)	$(57.6)	$(98.5)	$21.1
Adjustment on initial application of IFRS 9	-	-	-	(56.3)
Adjusted balance at the beginning of the period	$(80.1)	$(57.6)	$(98.5)	$(35.2)
Other comprehensive income (loss), net of tax	34.1	(58.9)	52.5	(81.3)
Balance at the end of the period	$(46.0)	$(116.5)	$(46.0)	$(116.5)
Total accumulated deficit and accumulated other comprehensive income (loss)	$(10,457.8)	$(10,532.4)	$(10,457.8)	$(10,532.4)

Total common shareholders' equity	$4,699.7	$4,613.8	$4,699.7	$4,613.8

Non-controlling interest
Balance at the beginning of the period	$20.5	$35.7	$20.6	$35.6
Net loss attributable to non-controlling interest	(0.4)	(0.3)	(0.5)	(0.2)
Balance at the end of the period	$20.1	$35.4	$20.1	$35.4

Total equity	$4,719.8	$4,649.2	$4,719.8	$4,649.2

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

5

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2019 and 2018
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Kinross Gold Corporation and its subsidiaries and joint arrangements (collectively, "Kinross" or the "Company") are engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction and processing of gold-containing ore and reclamation of gold mining properties. Kinross Gold Corporation, the ultimate parent, is a public company incorporated and domiciled in Canada with its registered office at 25 York Street, 17th floor, Toronto, Ontario, Canada, M5J 2V5. Kinross' gold production and exploration activities are carried out principally in Canada, the United States, the Russian Federation, Brazil, Chile, Ghana and Mauritania. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a quantity of silver. The Company is listed on the Toronto Stock Exchange and the New York Stock Exchange.

The interim condensed consolidated financial statements of the Company for the period ended June 30, 2019 were authorized for issue in accordance with a resolution of the board of directors on July 31, 2019.

2.	BASIS OF PRESENTATION

These unaudited interim condensed consolidated financial statements (“interim financial statements”) have been prepared in accordance with IAS 34 “Interim Financial Reporting” (“IAS 34”). The accounting policies applied in these interim financial statements are consistent with those used in the annual audited consolidated financial statements for the year ended December 31, 2018, except for the adoption of IFRS 16 “Leases” (“IFRS 16”) in this interim period (see Note 4 of these interim financial statements).

These interim financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual audited consolidated financial statements and accordingly should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended December 31, 2018 prepared in accordance with IFRS as issued by the International Accounting Standards Board.

3.	SIGNIFICANT ESTIMATES AND ASSUMPTIONS

Significant Judgments, Accounting Estimates and Assumptions

The preparation of these interim financial statements requires the use of certain significant accounting estimates and judgments by management in applying the Company’s accounting policies. The areas involving significant judgments, estimates and assumptions have been set out in and are consistent with Note 5 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2018.

4.	CHANGES IN SIGNIFICANT ACCOUNTING POLICIES

The Company adopted the accounting standard below effective January 1, 2019.

Leases

On January 1, 2019, IFRS 16 was applied using the modified retrospective approach, under which the cumulative effect of initial application was recognized on the consolidated balance sheet as at January 1, 2019 without restating the financial statements on a retrospective basis. IFRS 16 replaces IAS 17 “Leases” and requires a lessee to recognize assets and liabilities for most leases on its balance sheet, as well as associated depreciation and interest expense.

At inception of a contract, the Company will determine whether a contract is, or contains, a lease. A lease exists if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company has elected to apply the practical expedient to account for each lease component and any non-lease components as a single lease component.

A right-of-use asset and a lease liability are recognized at the commencement date of a lease. The lease liability is initially measured at the present value of lease payments to be paid after the commencement date, discounted using the interest rate implicit in the lease, or if not readily determinable, the lessee’s incremental borrowing rate. The right-of-use asset is initially measured at cost, which consists of the initial amount of the lease liability adjusted for any lease payments made on or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle or restore the leased asset, less any lease incentives received.

Right-of-use assets are depreciated on a straight-line basis over the shorter of the useful life of the asset or the term of the lease. If a purchase option is expected to be exercised, the asset is amortized over its useful life.

Lease liabilities are subsequently measured at amortized cost using the effective interest method and are re-measured if and when there is a change in future lease payments arising from a change in an index or rate, or if and when there is a change in the assessment of whether a purchase, extension or termination option will be exercised.

The Company has elected not to recognize assets and lease liabilities for short-term leases, which have a lease term of 12 months or less, and leases of low-value assets, which have an underlying asset value, when new, of $5,000 or less. Lease payments associated with these leases are recognized as an expense over the term of such leases.

On the date of initial application (January 1, 2019), the Company elected to record right-of-use assets based on their related lease liabilities and to account for leases for which the lease term ends within 12 months of the initial date of application as short-term leases. Additional assets and lease liabilities were recognized on the consolidated balance sheet, as of January 1, 2019, for qualifying leases of office space, buildings, vehicles and equipment. As a result, increases in associated depreciation and interest expense were incurred from the initial date of application of IFRS 16. Cash flows from operating activities have also increased under IFRS 16, as lease payments for most leases are recorded as cash flows used in financing activities in the consolidated statements of cash flows.

The following table summarizes the impact of the transition to IFRS 16:

	As at December 31, 2018	IFRS 16 Adjustments	As at January 1, 2019
Property, plant and equipment	$5,519.1	$42.9	$5,562.0
Current portion of lease liabilities (a)	$-	$7.3	$7.3
Long-term lease liabilities	$-	$35.6	$35.6

(a)	Current portion of lease liabilities is included in other current liabilities on the consolidated balance sheet. See Note 6viii.

The following table reconciles the Company’s operating lease commitments as at December 31, 2018 to the lease liabilities recognized on the consolidated balance sheet upon the initial application of IFRS 16 as of January 1, 2019:

Operating lease commitments as at December 31, 2018	$70.3
Discounted as at January 1, 2019 (a)	$53.7
IFRS 16 recognition exemption for short-term leases	(4.3)
Leases with extension options reasonably certain to be exercised	2.1
Leases with variable lease payments	(15.2)
Other adjusting items	6.6
Total lease liabilities recognized as at January 1, 2019	$42.9

(a)	The weighted-average incremental borrowing rate applied to the measurement of lease liabilities as at January 1, 2019 was 7.04%.

5.	ACQUISITIONS

i.	Acquisition of Chulbatkan development

On July 31, 2019, the Company announced an agreement to acquire the Chulbatkan development project located in Khabarovsk Krai, Far East Russia, from N-Mining Limited (“N-Mining”), for total fixed consideration of $283.0 million. The terms of the agreement include an advanced payment of $3.0 million on signing, followed by $138.5 million on closing of the acquisition ($84.9 million in Kinross shares and $53.6 million in cash), and $141.5 million due on the first anniversary of closing ($84.9 million in Kinross shares and $56.6 million in cash). In addition, N-Mining will be entitled to receive an economic participation equivalent to a 1.5% Net Smelter Return (“NSR”) royalty on future production from the deposit area, as well as $50 per ounce of future proven and probable reserves beyond the first 3.25 million of declared proven and probable ounces. Kinross will retain the right to buy-back 1/3 of the 1.5% NSR royalty for $10 million, subject to certain gold price related adjustments, at any time within 24 months of closing. The transaction is subject to the satisfaction of customary conditions precedent, including regulatory approvals and confirmation of the continued application of regional tax incentives. The transaction is expected to close by early 2020.
ii.	Acquisition of La Coipa Phase 7 mining concessions

On February 2, 2018, Compania Minera Mantos de Oro, a subsidiary of the Company, agreed to purchase the remaining 50% interest in the Phase 7 concessions surrounding Kinross’ La Coipa mine that it did not already own from Salmones de Chile Alimentos S.A. On March 19, 2018, the Company completed the acquisition. The purchase price of $65.1 million was comprised of $65.0 million in cash and transaction costs of $0.1 million, of which an initial payment of $35.1 million, including transaction costs was paid on closing and the balance of $30.0 million was paid on January 30, 2019. The acquisition was accounted for as an asset acquisition, and the purchase price of $65.1 million was allocated to development and operating properties within mineral interests in property, plant and equipment.
iii.	Acquisition of power plants in Brazil

On February 14, 2018, Kinross Brasil Mineração S.A., a subsidiary of the Company, signed an agreement to acquire two hydroelectric power plants in the State of Goias, Brazil from a subsidiary of Gerdau SA for $253.7 million (R$835.0 million). On July 31, 2018, the Company completed the transaction. Transaction costs associated with the acquisition totaling $3.4 million were expensed and included within other operating expense.
The acquisition, which was accounted for as a business combination as at July 31, 2018, is expected to secure a long-term supply of power and lower production costs over the life of the mine at Paracatu. In finalizing the purchase price allocation during the first quarter of 2019, the Company adjusted the preliminary purchase price allocation as indicated below:
	Preliminary	Adjustments	Final
Property, plant and equipment	$253.7	$(26.6)	$227.1
Intangible assets	-	27.0	27.0
Environmental provisions	-	(0.4)	(0.4)
Total purchase price	$253.7	$-	$253.7
As a result of reflecting the final purchase price adjustments retrospectively, there were no material adjustments necessary to the consolidated financial statements for the year ended December 31, 2018.

6

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2019 and 2018
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

6.	INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT DETAILS

Interim Condensed Consolidated Balance Sheets

i.	Cash and cash equivalents:

	June 30,	December 31,
	2019	2018
Cash on hand and balances with banks	$323.0	$207.9
Short-term deposits	152.4	141.1
	$475.4	$349.0

                Restricted cash:

	June 30,	December 31,
	2019	2018
Restricted cash (a)	$13.5	$12.7

(a)	Restricted cash relates to loan escrow judicial deposits and environmental indemnity deposits.

ii.	Accounts receivable and other assets:

	June 30,	December 31,
	2019	2018
Trade receivables	$11.1	$3.6
Prepaid expenses	17.3	21.3
VAT receivable	29.2	48.4
Deposits	53.5	8.5
Other	18.7	19.6
	$129.8	$101.4

iii.	Inventories:

	June 30,	December 31,
	2019	2018
Ore in stockpiles (a)	$308.1	$299.9
Ore on leach pads (b)	375.6	375.0
In-process	99.4	113.5
Finished metal	62.9	50.5
Materials and supplies	489.4	540.7
	1,335.4	1,379.6
Long-term portion of ore in stockpiles and ore on leach pads (a),(b)	(344.1)	(327.6)
	$991.3	$1,052.0

(a)
Ore in stockpiles relates to the Company’s operating mines. Low-grade material not scheduled for processing within the next 12 months is included in other long-term assets on the interim condensed consolidated balance sheets. See Note 6vi.

(b)
Ore on leach pads relates to the Company's Tasiast, Fort Knox, Round Mountain and Bald Mountain mines. Based on current mine plans, the Company expects to place the last tonne of ore on its leach pads at Tasiast in 2020, Bald Mountain in 2023, Round Mountain in 2026 and Fort Knox in 2028. Material not scheduled for processing within the next 12 months is included in other long-term assets on the interim condensed consolidated balance sheets. See Note 6vi.

7

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2019 and 2018
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

iv.	Property, plant and equipment:

		Mineral Interests
	Land, plant and equipment (a)	Development and operating properties (b)	Pre-development properties	Total
Cost
Balance at January 1, 2019	$9,184.2	$8,816.6	$13.4	$18,014.2
Additions	316.0	311.4	-	627.4
Capitalized interest	7.7	13.0	-	20.7
Disposals	(21.2)	-	-	(21.2)
Other	(21.8)	23.9	-	2.1
Balance at June 30, 2019	9,464.9	9,164.9	13.4	18,643.2

Accumulated depreciation, depletion and amortization
Balance at January 1, 2019	$(5,702.1)	$(6,793.0)	$-	$(12,495.1)
Depreciation, depletion and amortization	(265.3)	(131.6)	-	(396.9)
Disposals	20.7	-	-	20.7
Other	(1.6)	(0.7)	-	(2.3)
Balance at June 30, 2019	(5,948.3)	(6,925.3)	-	(12,873.6)

Net book value	$3,516.6	$2,239.6	$13.4	$5,769.6

Amount included above as at June 30, 2019:
Assets under construction	$520.7	$410.0	$-	$930.7
Assets not being depreciated (c)	$747.3	$695.5	$13.4	$1,456.2

(a)
Additions includes $42.9 million of transitional adjustments for the recognition of leased right-of use assets upon the Company’s adoption of IFRS 16 on January 1, 2019 (See Note 4), as well as $11.8 million of right-of-use assets for lease arrangements entered into during the six months ended June 30, 2019. Depreciation, depletion and amortization includes depreciation for leased right-of-use assets of $5.5 million during the six months ended June 30, 2019. The net book value of property, plant and equipment includes leased right-of use assets with an aggregate net book value of $49.2 million as at June 30, 2019.

(b)	At June 30, 2019, the significant development and operating properties include projects at Fort Knox, Round Mountain, Bald Mountain, Paracatu, Kupol, Tasiast, Chirano, La Coipa and Lobo-Marte.
(c)
Assets not being depreciated relate to land, capitalized exploration and evaluation (“E&E”) costs, assets under construction, which relate to expansion projects, and other assets that are in various stages of being readied for use.

8

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2019 and 2018
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

		Mineral Interests
	Land, plant and equipment	Development and operating properties (a)	Pre-development properties	Total
Cost
Balance at January 1, 2018	$8,374.7	$8,311.5	$15.5	$16,701.7
Additions	629.4	457.1	-	1,086.5
Acquisitions (b)	274.8	65.1	-	339.9
Capitalized interest	23.8	17.7	-	41.5
Disposals	(115.7)	(39.9)	(2.1)	(157.7)
Other	(2.8)	5.1	-	2.3
Balance at December 31, 2018	9,184.2	8,816.6	13.4	18,014.2

Accumulated depreciation, depletion and amortization
Balance at January 1, 2018	$(5,308.4)	$(6,506.1)	$-	$(11,814.5)
Depreciation, depletion and amortization	(508.5)	(317.0)	-	(825.5)
Disposals	106.5	39.9	-	146.4
Other	8.3	(9.8)	-	(1.5)
Balance at December 31, 2018	(5,702.1)	(6,793.0)	-	(12,495.1)

Net book value	$3,482.1	$2,023.6	$13.4	$5,519.1

Amount included above as at December 31, 2018:
Assets under construction	$495.0	$288.5	$-	$783.5
Assets not being depreciated (c)	$719.1	$584.3	$13.4	$1,316.8

(a)	At December 31, 2018, the significant development and operating properties include projects at Fort Knox, Round Mountain, Bald Mountain, Paracatu, Kupol, Tasiast, Chirano, La Coipa and Lobo-Marte.
(b)
During the year ended December 31, 2018, the Company completed the acquisitions of the remaining 50% interest in the La Coipa Phase 7 mining concessions that it did not already own, two hydroelectric power plants in Brazil and the remaining 50% interest in the Bald Mountain exploration joint venture.

(c)	Assets not being depreciated relate to land, capitalized E&E costs, assets under construction, which relate to expansion projects, and other assets that are in various stages of being readied for use.

Capitalized interest primarily relates to qualifying capital expenditures at Round Mountain, Tasiast, Bald Mountain, Fort Knox and Paracatu and had an annualized weighted average borrowing rate of 5.51% for the six months ended June 30, 2019 (six months ended June 30, 2018 - 5.60%).

At June 30, 2019, $237.9 million of E&E assets were included in mineral interests (December 31, 2018 - $230.7 million). During the three and six months ended June 30, 2019, $4.4 million and 7.2 million, respectively of E&E costs (three and six months ended June 30, 2018 - $0.1 million) were capitalized and included in investing cash flows. During the three and six months ended June 30, 2019, $3.5 million and $4.7 million of E&E costs, respectively (three and six months ended June 30, 2018 - $2.0 million and $2.4 million, respectively), were expensed and included in operating cash flows.

v.	Long-term investments:

Gains and losses on equity investments at FVOCI are recorded in accumulated other comprehensive income (“AOCI”) as follows:

	June 30, 2019		December 31, 2018
	Fair value	Gains (losses) in AOCI (a)	Fair value	Gains (losses) in AOCI (a)
Investments in an accumulated gain position	$116.2	$33.3	$76.1	$5.1
Investments in an accumulated loss position	66.2	(79.9)	79.8	(80.3)
	$182.4	$(46.6)	$155.9	$(75.2)

(a)
See the interim condensed consolidated statements of comprehensive income (loss) for details of changes in fair value recognized in other comprehensive income during the six months ended June 30, 2019 and 2018.

9

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2019 and 2018
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

vi.	Other long-term assets:

	June 30,	December 31,
	2019	2018
Long-term portion of ore in stockpiles and ore on leach pads (a)	$344.1	$327.6
Deferred charges, net of amortization	10.1	9.7
Long-term receivables (b)	171.3	182.5
Advances for the purchase of capital equipment	10.3	3.0
Other	41.3	41.3
	$577.1	$564.1

(a)
Long-term portion of ore in stockpiles and ore on leach pads represents low-grade material not scheduled for processing within the next twelve months. As at June 30, 2019, long-term ore in stockpiles was at the Company’s Fort Knox, Kupol, Tasiast, Chirano and Paracatu mines, and long-term ore on leach pads was at the Company’s Fort Knox, Round Mountain, and Tasiast mines.

(b)	As at June 30, 2019, long-term receivables includes an estimated benefit of $36.0 million (December 31, 2018 - $66.1 million) related to the enactment of U.S Tax Reform legislation in December 2017.

vii.	Accounts payable and accrued liabilities:

	June 30,	December 31,
	2019	2018
Trade payables	$97.4	$89.1
Accrued liabilities	246.0	260.6
Employee related accrued liabilities	97.7	116.2
	$441.1	$465.9

viii.	Other current liabilities:

	June 30,	December 31,
	2019	2018
Current portion of lease liabilities	$10.8	$-
Current portion of unrealized fair value of derivative liabilities (a)	5.5	22.2
Deferred payment obligation (b)	-	30.0
	$16.3	$52.2

(a)	See Note 7 for details of the current portion of unrealized fair value of derivative liabilities.
(b)	On January 30, 2019 Kinross paid the deferred payment obligation of $30.0 million relating to the purchase of the remaining 50% interest in the Phase 7 concessions of the La Coipa mine. See Note 5ii.

ix.	Accumulated other comprehensive income (loss):

	Long-term Investments	Derivative Contracts	Total
Balance at December 31, 2017	$6.9	$14.2	$21.1
Adjustment on initial application of IFRS 9	(56.3)	-	(56.3)
Other comprehensive loss before tax	(26.1)	(77.7)	(103.8)
Tax	0.3	20.7	21.0
Losses on cash flow hedges transferred to cost of non-financial assets (a)	-	19.5	19.5
Balance at December 31, 2018	$(75.2)	$(23.3)	$(98.5)
Other comprehensive income before tax	28.6	29.8	58.4
Tax	-	(5.9)	(5.9)
Balance at June 30, 2019	$(46.6)	$0.6	$(46.0)

(a)	Net of tax recovery of $10.0 million.

10

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2019 and 2018
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

Interim Condensed Consolidated Statements of Operations

x.	Other income (expense) – net:

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Gains (losses) on dispositions of other assets - net	0.8	(0.9)	$1.6	$(0.1)
Foreign exchange (losses) gains - net	(4.1)	3.4	(2.0)	3.9
Net non-hedge derivative gains (losses)	0.7	(0.6)	1.1	(0.9)
Other	-	(0.1)	(0.6)	4.8
	$(2.6)	$1.8	$0.1	$7.7

xi.	Finance expense:

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Accretion of reclamation and remediation obligations	$(7.8)	$(7.3)	$(15.5)	$(14.5)
Interest expense, including accretion of debt and lease liabilities (a), (b)	(18.3)	(17.4)	(38.1)	(37.1)
	$(26.1)	$(24.7)	$(53.6)	$(51.6)
(a)
During the three and six months ended June 30, 2019, $11.3 million and $20.7 million, respectively (three and six months ended June 30, 2018 - $9.8 million and $18.0 million, respectively) of interest was capitalized to property, plant and equipment. See Note 6iv.

(b)	During the three and six months ended June 30, 2019, accretion of lease liabilities was $0.8 million and $1.6 million (three and six months ended June 30, 2018 - $nil).

Total interest paid, including interest capitalized, during the three and six months ended June 30, 2019 was $2.0 million and $50.2 million, respectively (three and six months ended June 30, 2018 - $nil and $48.1 million, respectively).

7.	FAIR VALUE MEASUREMENT

(a)	Recurring fair value measurement
Carrying values for financial instruments carried at amortized cost, including cash and cash equivalents, restricted cash, short-term investments, accounts receivable, and accounts payable and accrued liabilities, approximate fair values due to their short-term maturities.
Assets (liabilities) measured at fair value on a recurring basis as at June 30, 2019 include:

	Level 1	Level 2	Level 3	Aggregate Fair Value
Equity investments at FVOCI	$182.4	$-	$-	$182.4
Derivative contracts:
Foreign currency forward and collar contracts	-	(1.2)	-	(1.2)
Energy swap contracts	-	1.7	-	1.7
Total return swap contracts	-	2.3	-	2.3
	$182.4	$2.8	$-	$185.2

       The valuation techniques that are used to measure assets and liabilities at fair value on a recurring basis are as follows:
Equity investments at FVOCI
Equity investments at FVOCI include shares in publicly traded companies listed on a stock exchange. The fair value of equity investments at FVOCI is determined based on a market approach reflecting the closing price of each particular security at the interim condensed consolidated balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore equity investments at FVOCI are classified within Level 1 of the fair value hierarchy.

11

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2019 and 2018
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

Derivative contracts
The Company’s derivative contracts are valued using pricing models and the Company generally uses similar models to value similar instruments. Such pricing models require a variety of inputs, including contractual cash flows, quoted market prices, applicable yield curves and credit spreads. The fair value of derivative contracts is based on quoted market prices for comparable contracts and represents the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the quoted market rates in effect at the interim condensed consolidated balance sheet date and therefore derivative contracts are classified within Level 2 of the fair value hierarchy.
The following table summarizes information about derivative contracts outstanding at June 30, 2019 and December 31, 2018:
	June 30, 2019		December 31, 2018
	Asset / (Liability)		Asset / (Liability)
	Fair Value	AOCI	Fair Value	AOCI
Currency contracts
Foreign currency forward and collar contracts (a)	$(1.2)	$(0.8)	$(21.8)	$(15.8)

Commodity contracts
Energy swap contracts (b)	1.7	1.4	(8.6)	(7.5)

Other contracts
Total return swap contracts	2.3	-	3.2	-

Total all contracts	$2.8	$0.6	$(27.2)	$(23.3)

Unrealized fair value of derivative assets
Current	$6.7		$3.8
Non-current	3.9		0.8
	$10.6		$4.6
Unrealized fair value of derivative liabilities
Current	$(5.5)		$(22.2)
Non-current	(2.3)		(9.6)
	$(7.8)		$(31.8)
Total net fair value	$2.8		$(27.2)

(a)	Of the total amount recorded in AOCI at June 30, 2019, $(2.2) million will be reclassified to net earnings within the next twelve months as a result of settling the contracts.
(b)	Of the total amount recorded in AOCI at June 30, 2019, $1.8 million will be reclassified to net earnings within the next twelve months as a result of settling the contracts.

(b)	Fair value of financial assets and liabilities not measured and recognized at fair value
Long-term debt is measured at amortized cost. The fair value of long-term debt is primarily measured using market determined variables, and therefore was classified within Level 2 of the fair value hierarchy. See Note 8.

12

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2019 and 2018
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

8.	LONG-TERM DEBT AND CREDIT FACILITIES

			June 30, 2019				December 31, 2018
		Interest Rates	Nominal Amount	Deferred Financing Costs	Carrying Amount (a)	Fair Value (b)	Carrying Amount (a)	Fair Value (b)

Senior notes	(ii)	4.50%-6.875%	$1,746.7	$(10.5)	$1,736.2	$1,844.9	$1,735.0	$1,668.8
Revolving credit facility	(i)	LIBOR plus 1.70%	155.0	-	155.0	155.0	-	-
Long-term debt and credit facility			$1,901.7	$(10.5)	$1,891.2	$1,999.9	$1,735.0	$1,668.8

(a)	Includes transaction costs on senior notes financings.
(b)	The fair value of senior notes is primarily determined using quoted market determined variables. See Note 7 (b).

(i)	Corporate revolving credit facility

As at June 30, 2019, the Company had utilized $175.0 million (December 31, 2018 - $19.7 million) of its $1,500.0 million revolving credit facility, of which $20.0 million was used for letters of credit. Subsequent to June 30, 2019, the Company drew an additional $15.0 million on the revolving credit facility.

On July 25, 2019, the Company amended its $1,500.0 million revolving credit facility to extend the maturity date by one year from August 10, 2023 to August 10, 2024.

Loan interest on the revolving credit facility is variable, set at LIBOR plus an interest rate margin, which is dependent on the Company’s credit rating. Based on the Company’s credit rating at June 30, 2019, interest charges and fees are as follows:

Type of credit
Dollar based LIBOR loan:
Revolving credit facility	LIBOR plus 1.70%
Letters of credit	1.13-1.70%
Standby fee applicable to unused availability	0.34%

The revolving credit facility’s credit agreement contains various covenants including limits on indebtedness, asset sales and liens. The Company is in compliance with its financial covenant in the credit agreement at June 30, 2019.

(ii)	Senior notes

The Company’s $1,750.0 million of senior notes consist of $500.0 million principal amount of 5.125% notes due 2021, $500.0 million principal amount of 5.950% notes due 2024, $500.0 million principal amount of 4.50% notes due 2027 and $250.0 million principal amount of 6.875% notes due 2041.

(iii)	Other

The maturity date for the Company’s $300.0 million Letter of Credit guarantee facility with Export Development Canada (“EDC”) was extended by two years to June 30, 2020, effective July 1, 2018. Letters of credit guaranteed under this facility are solely for reclamation liabilities at Fort Knox, Round Mountain, and Kettle River-Buckhorn. Fees related to letters of credit under this facility are 0.95% of the drawn amount. As at June 30, 2019, $227.8 million (December 31, 2018 - $227.4 million) was utilized under this facility.
In addition, at June 30, 2019, the Company had $181.9 million (December 31, 2018 - $161.5 million) in letters of credit and surety bonds outstanding in respect of its operations in Brazil, Mauritania, Ghana and Chile. These have been issued pursuant to arrangements with certain international banks.
As at June 30, 2019, $275.7 million (December 31, 2018 - $264.4 million) of surety bonds were outstanding with respect to Kinross’ operations in the United States. These surety bonds were issued pursuant to arrangements with international insurance companies and incur fees of 0.65% of the drawn amount.

13

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2019 and 2018
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

(iv)	Changes in liabilities arising from financing activities

		Six months ended June 30, 2019
		Changes from financing cash flows			Other changes
	Balance as at January 1, 2019	Debt issued	Debt repayments	Interest paid	Interest expense	Capitalized interest	Capitalized interest paid	Other cash changes	Other non-cash changes	Balance as at June 30, 2019
Long-term debt and credit facilities	$1,735.0	$260.0	$(105.0)	$-	$-	$-	$-	$-	$1.2	$1,891.2
Accrued interest payable (a)	33.3	-	-	(28.4)	36.5	20.7	(21.8)	(5.1)	(1.9)	33.3
	$1,768.3	$260.0	$(105.0)	$(28.4)	$36.5	$20.7	$(21.8)	$(5.1)	$(0.7)	$1,924.5

(a)	Included in Accounts payable and accrued liabilities.

		Year ended December 31, 2018
		Changes from financing cash flows			Other changes
	Balance as at January 1, 2018	Debt issued	Debt repayments	Interest paid	Interest expense	Capitalized interest	Capitalized interest paid	Other cash changes	Other non-cash changes	Balance as at December 31, 2018
Long-term debt	$1,732.6	$80.0	$(80.0)	$-	$-	$-	$-	$-	$2.4	$1,735.0
Accrued interest payable (a)	33.8	-	-	(57.9)	72.1	41.5	(38.2)	(9.9)	(8.1)	33.3
	$1,766.4	$80.0	$(80.0)	$(57.9)	$72.1	$41.5	$(38.2)	$(9.9)	$(5.7)	$1,768.3

(a)	Included in Accounts payable and accrued liabilities.

9.	PROVISIONS

	Reclamation and remediation obligations (i)	Other	Total
Balance at January 1, 2019	$854.1	$34.9	$889.0
Additions	6.6	4.5	11.1
Reductions	-	(3.7)	(3.7)
Reclamation spending	(26.0)	-	(26.0)
Accretion	15.5	-	15.5
Balance at June 30, 2019	$850.2	$35.7	$885.9

Current portion	41.4	8.5	49.9
Non-current portion	808.8	27.2	836.0
	$850.2	$35.7	$885.9

(i)	Reclamation and remediation obligations

The Company conducts its operations so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment. Reclamation and remediation obligations arise throughout the life of each mine. The Company estimates future reclamation costs based on the level of current mining activity and estimates of costs required to fulfill the Company’s future obligations. The above table details the items that affect the reclamation and remediation obligations.

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at June 30, 2019, letters of credit totaling $385.0 million (December 31, 2018 - $366.7 million) had been issued to various regulatory agencies to satisfy financial assurance requirements for this purpose. The letters of credit were issued against the Company's Letter of Credit guarantee facility with EDC, the corporate revolving credit facility, and pursuant to arrangements with certain international banks. The Company is in compliance with all applicable requirements under these facilities. As at June 30, 2019, $275.7 million (December 31, 2018 - $264.4 million) of surety bonds were issued with respect to Kinross’ operations in the United States, pursuant to arrangements with international insurance companies.

14

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2019 and 2018
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

10.	COMMON SHARE CAPITAL

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value. A summary of common share transactions for the six months ended June 30, 2019 and year ended December 31, 2018 is as follows:

	Six months ended June 30, 2019		Year ended December 31, 2018
	Number of shares	Amount	Number of shares	Amount
	(000's)		(000's)
Common shares
Balance at January 1,	1,250,229	$14,913.4	1,247,004	$14,902.5
Issued under share option and restricted share plans	2,239	6.5	3,225	10.9
Balance at end of period	1,252,468	$14,919.9	1,250,229	$14,913.4

Total common share capital		$14,919.9		$14,913.4

11.	SHARE-BASED PAYMENTS

i.	Share option plan

The following table summarizes information about the stock options outstanding and exercisable at June 30, 2019:

	Six months ended June 30, 2019
	Number of options (000's)	Weighted average exercise price (CDN$)
Outstanding at January 1, 2019	12,344	$5.77
Granted	2,042	4.59
Exercised	(302)	3.93
Forfeited	(355)	4.24
Expired	(870)	10.39
Outstanding at end of period	12,859	$5.36
Exercisable at end of period	9,141	$5.59

For the six months ended June 30, 2019, the weighted average market share price at the date of exercise was CDN$4.88.

The following weighted average assumptions were used in computing the fair value of stock options using the Black-Scholes option pricing model granted during the six months ended June 30, 2019:

Weighted average share price (CDN$)	$4.59
Expected dividend yield	0.0%
Expected volatility	44.8%
Risk-free interest rate	1.8%
Expected option life (in years)	4.5
Weighted average fair value per share option granted (CDN$)	$1.79

The expected volatility used in the Black-Scholes option pricing model is based primarily on the historical volatility of the Company’s shares.

15

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2019 and 2018
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

ii.	Restricted share unit plans

(a)   Restricted share units (“RSUs”)

The following table summarizes information about the RSUs outstanding at June 30, 2019:

	Six months ended June 30, 2019
	Number of units (000's)	Weighted average fair value (CDN$/unit)
Outstanding at January 1, 2019	7,626	$4.88
Granted	5,540	4.51
Redeemed	(3,160)	4.85
Forfeited	(594)	4.85
Outstanding at end of period	9,412	$4.67

As at June 30, 2019, the Company had recognized a liability of $8.9 million (December 31, 2018 - $8.7 million) in respect of its cash-settled RSUs.

(b)   Restricted performance share units (“RPSUs”)

The following table summarizes information about the RPSUs outstanding at June 30, 2019:

	Six months ended June 30, 2019
	Number of units (000's)	Weighted average fair value (CDN$/unit)
Outstanding at January 1, 2019	4,990	$5.14
Granted	2,263	4.54
Redeemed	(1,685)	4.45
Forfeited	(563)	4.69
Outstanding at end of period	5,005	$5.15

iii.	Deferred share unit (“DSU”) plan

The number of DSUs granted by the Company was 149,728 and the weighted average fair value per unit at the date of issue was CDN$4.79 for the six months ended June 30, 2019.

There were 1,851,528 DSUs outstanding, for which the Company had recognized a liability of $7.2 million, as at June 30, 2019 (December 31, 2018 - $5.5 million).

iv.	Employee share purchase plan (“SPP”)

The compensation expense related to the employee SPP for the three and six months ended June 30, 2019 was $0.5 million and $1.1 million, respectively (three and six months ended June 30, 2018 - $0.6 million and $1.1 million, respectively).

16

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2019 and 2018
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

12.	EARNINGS PER SHARE

Basic and diluted net earnings attributable to common shareholders of Kinross for the three and six months ended June 30, 2019 was $71.5 million and $136.2 million, respectively (three and six months ended June 30, 2018 - $2.4 million and $108.5 million, respectively).

The following table details the weighted average number of outstanding common shares for the purpose of computing basic and diluted earnings per common share for the following periods:

(Number of common shares in thousands)	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Basic weighted average shares outstanding:	1,252,293	1,250,229	1,251,462	1,248,748
Weighted average shares dilution adjustments:
Stock options	452	874	444	955
Restricted shares	3,173	3,024	2,962	3,096
Restricted performance shares	5,234	5,187	5,407	5,459
Diluted weighted average shares outstanding	1,261,152	1,259,314	1,260,275	1,258,258

Weighted average shares dilution adjustments - exclusions: (a)
Stock options (b)	9,734	8,623	9,472	8,506
Restricted shares	-	-	-	-
Restricted performance shares	-	-	-	-

(a)	These adjustments were excluded as they are anti-dilutive.
(b)
Dilutive stock options were determined using the Company’s average share price for the periods. For the three and six months ended June 30, 2019, the average share price used was $3.37 and $3.35, respectively (three and six months ended June 30, 2018 - $3.76 and $3.87, respectively).

13.	SEGMENTED INFORMATION

Operating segments

The following tables set forth operating results by reportable segment for the following periods:

	Operating segments								Non-operating segments (a)
Three months ended June 30, 2019:	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Maricunga	Kupol	Tasiast	Chirano	Corporate and other (b)	Total
Revenue
Metal sales	$72.7	113.7	41.2	242.8	12.3	163.4	123.6	68.1	-	$837.8
Cost of sales
Production cost of sales	50.7	57.8	27.0	106.8	8.0	70.2	58.9	46.7	-	426.1
Depreciation, depletion and amortization	22.6	10.2	12.2	45.2	0.5	30.7	32.2	23.8	2.5	179.9
Total cost of sales	73.3	68.0	39.2	152.0	8.5	100.9	91.1	70.5	2.5	606.0
Gross profit (loss)	$(0.6)	45.7	2.0	90.8	3.8	62.5	32.5	(2.4)	(2.5)	$231.8
Other operating expense (income)	4.9	-	1.0	2.8	5.0	(0.5)	10.0	-	6.3	29.5
Exploration and business development	0.9	1.6	4.2	-	-	5.9	0.4	2.3	13.1	28.4
General and administrative	-	-	-	-	-	-	-	-	29.6	29.6
Operating earnings (loss)	$(6.4)	44.1	(3.2)	88.0	(1.2)	57.1	22.1	(4.7)	(51.5)	$144.3
Other income (expense) - net										(2.6)
Equity in earnings of joint ventures										0.1
Finance income										1.9
Finance expense										(26.1)
Earnings before tax										$117.6

	Operating segments								Non-operating segments (a)
Three months ended June 30, 2018:	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Maricunga	Kupol	Tasiast	Chirano	Corporate and other (b), (c)	Total
Revenue
Metal sales	$94.5	124.9	79.5	153.3	23.1	161.9	63.2	74.6	-	$775.0
Cost of sales
Production cost of sales	70.1	72.0	27.7	100.4	11.7	73.6	54.8	44.6	-	454.9
Depreciation, depletion and amortization	38.8	13.9	20.8	30.8	0.8	33.0	18.9	31.4	1.9	190.3
Total cost of sales	108.9	85.9	48.5	131.2	12.5	106.6	73.7	76.0	1.9	645.2
Gross profit (loss)	$(14.4)	39.0	31.0	22.1	10.6	55.3	(10.5)	(1.4)	(1.9)	$129.8
Other operating expense (income)	0.1	-	0.7	3.3	1.5	(0.2)	13.6	(0.5)	10.9	29.4
Exploration and business development	1.4	0.7	1.5	-	-	4.6	1.4	1.1	13.1	23.8
General and administrative	-	-	-	-	-	-	-	-	30.3	30.3
Operating earnings (loss)	$(15.9)	38.3	28.8	18.8	9.1	50.9	(25.5)	(2.0)	(56.2)	$46.3
Other income (expense) - net										1.8
Equity in losses of joint ventures										(0.1)
Finance income										3.2
Finance expense										(24.7)
Earnings before tax										$26.5

17

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2019 and 2018
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

	Operating segments								Non-operating segments (a)
Six months ended June 30, 2019:	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Maricunga	Kupol	Tasiast	Chirano	Corporate and other (b)	Total
Revenue
Metal sales	$122.2	222.6	97.6	433.5	22.2	333.3	253.9	138.7	-	$1,624.0
Cost of sales
Production cost of sales	89.5	113.8	56.2	201.7	12.8	148.2	124.9	90.7	-	837.8
Depreciation, depletion and amortization	40.6	18.1	28.4	81.1	0.9	58.1	63.2	49.2	4.4	344.0
Total cost of sales	130.1	131.9	84.6	282.8	13.7	206.3	188.1	139.9	4.4	1,181.8
Gross profit (loss)	$(7.9)	90.7	13.0	150.7	8.5	127.0	65.8	(1.2)	(4.4)	$442.2
Other operating expense (income)	11.4	-	1.8	3.8	11.4	(0.5)	19.7	-	14.8	62.4
Exploration and business development	1.1	1.6	5.8	-	-	9.6	0.8	3.5	25.5	47.9
General and administrative	-	-	-	-	-	-	-	-	72.2	72.2
Operating earnings (loss)	$(20.4)	89.1	5.4	146.9	(2.9)	117.9	45.3	(4.7)	(116.9)	$259.7
Other income (expense) - net										0.1
Equity in earnings of joint ventures										0.1
Finance income										4.0
Finance expense										(53.6)
Earnings before tax										$210.3

	Operating segments								Non-operating segments (a)
Six months ended June 30, 2018:	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Maricunga	Kupol	Tasiast	Chirano	Corporate and other (b), (c)	Total
Revenue
Metal sales	$200.5	255.1	210.1	323.7	52.8	324.8	143.5	160.6	1.1	$1,672.2
Cost of sales
Production cost of sales	112.3	138.6	73.8	216.3	27.2	138.2	101.6	91.5	-	899.5
Depreciation, depletion and amortization	61.8	28.7	48.0	65.0	2.3	71.4	37.9	64.7	3.6	383.4
Total cost of sales	174.1	167.3	121.8	281.3	29.5	209.6	139.5	156.2	3.6	1,282.9
Gross profit (loss)	$26.4	87.8	88.3	42.4	23.3	115.2	4.0	4.4	(2.5)	$389.3
Other operating expense (income)	0.1	-	0.8	3.8	2.3	(0.2)	29.6	(0.1)	18.5	54.8
Exploration and business development	2.0	0.8	2.8	-	-	8.9	2.6	2.1	25.1	44.3
General and administrative	-	-	-	-	-	-	-	-	66.0	66.0
Operating earnings (loss)	$24.3	87.0	84.7	38.6	21.0	106.5	(28.2)	2.4	(112.1)	$224.2
Other income (expense) - net										7.7
Equity in losses of joint ventures										(0.2)
Finance income										6.6
Finance expense										(51.6)
Earnings before tax										$186.7

	Operating segments								Non-operating segments (a)
	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Maricunga	Kupol	Tasiast	Chirano	Corporate and other (b)	Total
Property, plant and equipment at:
June 30, 2019	$387.2	544.7	634.2	1,555.9	41.2	376.8	1,673.0	188.9	367.7	$5,769.6

Total assets at:
June 30, 2019	$617.4	711.3	802.5	1,831.8	70.2	1,097.4	2,038.2	325.4	913.1	$8,407.3

Capital expenditures for three months ended June 30, 2019 (d)	$38.2	63.4	67.6	34.3	-	8.2	93.0	3.0	4.7	$312.4
Capital expenditures for six months ended June 30, 2019 (d)	$67.2	125.8	138.5	46.2	-	16.1	179.6	5.3	8.1	$586.8

	Operating segments								Non-operating segments (a)
	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Maricunga	Kupol	Tasiast	Chirano	Corporate and other (b)	Total
Property, plant and equipment at:
December 31, 2018	$363.3	433.9	513.5	1,585.8	39.5	418.4	1,591.6	232.2	340.9	$5,519.1

Total assets at:
December 31, 2018	$590.1	583.9	686.1	1,832.8	126.6	1,054.9	1,940.6	334.0	914.8	$8,063.8

Capital expenditures for three months ended June 30, 2018 (d)	$20.0	48.0	49.2	23.7	-	11.5	120.5	5.3	0.6	$278.8
Capital expenditures for six months ended June 30, 2018 (d)	$27.6	73.5	72.0	36.3	-	22.0	276.4	12.0	0.6	$520.4
(a)	Non-operating segments include development properties.
(b)	Corporate and other includes corporate, shutdown and other non-operating assets (including Kettle River-Buckhorn, La Coipa and Lobo-Marte).
(c)
In 2017, the Kettle River-Buckhorn mine came to the end of its life and mining activities were completed. The Kettle River-Buckhorn segment was reclassified to Corporate and other in 2018. Accordingly, Corporate and other includes metal sales and operating losses of Kettle River-Buckhorn of $nil and $(1.6) million and $1.1 million and $(2.5) million, respectively, for the three and six months ended June 30, 2018.

(d)	Segment capital expenditures are presented on an accrual basis. Additions to property, plant and equipment in the interim condensed consolidated statements of cash flows are presented on a cash basis.

18

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2019 and 2018
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

14.	COMMITMENTS AND CONTINGENCIES

i.	Commitments

Leases
The Company has a number of lease agreements involving office space, buildings, vehicles and equipment. Many of the leases for equipment provide that the Company may, after the initial lease term, renew the lease for successive yearly periods or may purchase the equipment at its fair market value. Leases for certain office facilities contain escalation clauses for increases in operating costs and property taxes. A majority of these leases are cancelable and are renewable on a yearly basis. Total lease liabilities of $50.0 million were recorded as at June 30, 2019.
Purchase commitments
At June 30, 2019, the Company had future commitments of approximately $97.5 million for capital expenditures, which have not been accrued.
ii.	Contingencies

General
Estimated losses from contingencies are accrued by a charge to earnings when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

Other legal matters
The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross’ financial position, results of operations or cash flows.

Maricunga regulatory proceedings
In May 2015, the Chile environmental enforcement authority (the “SMA”) commenced an administrative proceeding against Compania Minera Maricunga (“CMM”) alleging that pumping of groundwater to support the Maricunga operation had impacted area wetlands and, on March 18, 2016, issued a resolution alleging that CMM’s pumping was impacting the “Valle Ancho” wetland. Beginning in May 2016, the SMA issued a series of resolutions ordering CMM to temporarily curtail pumping from its wells. In response, CMM suspended mining and crushing activities and reduced water consumption to minimal levels. CMM contested these resolutions, but its efforts were unsuccessful and, except for a short period of time in July 2016, CMM’s operations have remained suspended. On June 24, 2016, the SMA amended its initial sanction (the “Amended Sanction”) and effectively required CMM to cease operations and close the mine, with water use from its wells curtailed to minimal levels. On July 9, 2016, CMM appealed the sanctions and, on August 30, 2016, submitted a request to the Environmental Tribunal that it issue an injunction suspending the effectiveness of the Amended Sanction pending a final decision on the merits of CMM’s appeal. On September 16, 2016, the Environmental Tribunal rejected CMM’s injunction request and on August 7, 2017, upheld the SMA’s Amended Sanction and curtailment orders on procedural grounds. On October 9, 2018, the Supreme Court affirmed the Environmental Tribunal’s ruling on procedural grounds and dismissed CMM’s appeal.

On June 2, 2016, CMM was served with two separate lawsuits filed by the Chilean State Defense Counsel (“CDE”). Both lawsuits, filed with the Environmental Tribunal, alleged that pumping from the Maricunga groundwater wells caused environmental damage to area wetlands. One action relates to the “Pantanillo” wetland and the other action relates to the Valle Ancho wetland (described above). Hearings on the CDE lawsuits took place in 2016 and 2017, and on November 23, 2018, the Tribunal ruled in favor of CMM in the Pantanillo case and against CMM in the Valle Ancho case. In the Valle Ancho case, the Tribunal is requiring CMM to, among other things, submit a restoration plan to the SMA for approval. CMM has appealed the Valle Ancho ruling to the Supreme Court. The CDE has appealed to the Supreme Court in both cases and is asserting in the Valle Ancho matter that the Environmental Tribunal erred by not ordering a complete shutdown of Maricunga’s groundwater wells. The Supreme Court has the discretion to decide whether it will hear any of the appeals. Prior to the November 23, 2018 rulings, CMM and the CDE were pursuing potential settlement. CMM expects to continue pursuing settlement discussions notwithstanding the Environmental Tribunal’s rulings.

19

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2019 and 2018
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

Sunnyside litigation

The Sunnyside Mine is an inactive mine situated in the so-called Bonita Peak Mining District (“District”) near Silverton, Colorado. A subsidiary of Kinross, Sunnyside Gold Corporation ("SGC"), was involved in operations at the mine from 1985 through 1991 and subsequently conducted various reclamation and closure activities at the mine and in the surrounding area. On August 5, 2015, while working in another mine in the District known as the Gold King, the Environmental Protection Agency (the “EPA”) caused a release of approximately three million gallons of contaminated water into a tributary of the Animas River. In the third quarter of 2016, the EPA listed the District, including areas impacted by SGC’s operations and closure activities, on the National Priorities List pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”). SGC challenged portions of the CERCLA listing in the United States Court of Appeals for District of Columbia Circuit, but SGC’s petition for review was denied, as was its subsequent petition for rehearing. The EPA has notified SGC that SGC is a potentially responsible party under CERCLA and may be jointly and severally liable for cleanup of the District or cleanup costs incurred by the EPA in the District. The EPA may in the future provide similar notification to Kinross, as the EPA contends that Kinross has liability in the District under CERCLA and other statutes. In the second quarter of 2018, the EPA issued to SGC a modified Unilateral Administrative Order for Remedial Investigation (“the Order”). In the second quarter of 2019, pursuant to the original Order, the EPA issued to SGC a Modified Statement of Work, Work Plan and Field Sampling Plan (together with the Order, the “Modified Order”). The Modified Order significantly altered and expanded upon the work set out under the original Order. In the third quarter of 2019, after consulting with external legal counsel, SGC provided notice to the EPA that the Modified Order is legally indefensible, does not address any imminent hazard and SGC does not intend to comply with the Modified Order. On July 26, 2019, the EPA acknowledged receipt of SGC’s notice of its intention not to comply with the Modified Order. The EPA indicated that it would undertake to complete the work ordered under the Modified Order. While SGC believes that it has good cause not to comply with the Modified Order, failure to comply with the Modified Order may subject SGC to significant penalties, damages and/or potential reimbursement of the cost of remediation work undertaken by the EPA.

In the second quarter of 2016, the State of New Mexico filed a complaint naming the EPA, SGC, Kinross and others alleging violations of CERCLA, the Resource Conservation and Recovery Act (“RCRA”), and the Clean Water Act (“CWA”) and claiming negligence, gross negligence, public nuisance and trespass. The New Mexico complaint seeks cost recovery, damages, injunctive relief, and attorney’s fees. In the third quarter of 2016, the Navajo Nation initiated litigation against the EPA, SGC and Kinross, alleging entitlement to cost recovery under CERCLA for past and future costs incurred, negligence, gross negligence, trespass, and public and private nuisance, and seeking reimbursement of past and future costs, compensatory, consequential and punitive damages, injunctive relief and attorneys’ fees. In the third quarter of 2017, the State of Utah filed a complaint, which has been amended to name the EPA, SGC, Kinross and others, alleging negligence, gross negligence, public nuisance, trespass, and violation of the Utah Water Quality Act and the Utah Solid and Hazardous Waste Act. The Utah complaint seeks cost recovery, compensatory, consequential and punitive damages, penalties, disgorgement of profits, declaratory, injunctive and other relief under CERCLA, attorney’s fees, and costs. In the third quarter of 2018, numerous members of the Navajo Nation initiated litigation against the EPA, SGC and Kinross, alleging negligence, gross negligence and injury, including great spiritual and emotional distress. The complaint of the Navajo members seeks compensatory and consequential damages, interest, punitive damages, attorneys’ fees and expenses. The New Mexico, Navajo Nation, Utah and Navajo member cases have been centralized for coordinated or consolidated pretrial proceedings in the United States District Court for the District of New Mexico. In the third quarter of 2019, the EPA filed a cross claim against SGC and Kinross seeking contribution, including contribution under CERCLA, for any damages awarded to New Mexico, the Navajo Nation, or Utah as well as cost-recovery for the EPA’s response costs and remedial expenses incurred by the EPA in the District pursuant to CERCLA or other laws. SGC contemporaneously filed a cross claim against the United States and certain contractors of the United States seeking contribution and equitable indemnity. It is expected that additional claims will be made against SGC and Kinross in the course of the centralized proceeding.

Income and other taxes
The Company operates in numerous countries around the world and accordingly is subject to, and pays taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate tax laws of the country. The Company has historically filed, and continues to file, all required tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. Changes in tax law or changes in the way that tax law is interpreted may also impact the Company’s effective tax rate as well as its business and operations.
Kinross’ tax records, transactions and filing positions may be subject to examination by the tax authorities in the countries in which the Company has operations. The tax authorities may review the Company’s transactions in respect of the year, or multiple years, which they have chosen for examination. The tax authorities may interpret the tax implications of a transaction in form or in fact, differently from the interpretation reached by the Company. In circumstances where the Company and the tax authority cannot reach a consensus on the tax impact, there are processes and procedures which both parties may undertake in order to reach a resolution, which may span many years in the future. Uncertainty in the interpretation and application of applicable tax laws, regulations or the relevant sections of Mining Conventions by the tax authorities, or the failure of relevant Governments or tax authorities to honour tax laws, regulations or the relevant sections of Mining Conventions could adversely affect Kinross.

15.	CONSOLIDATING FINANCIAL STATEMENTS

The obligations of the Company under the senior notes are guaranteed by the following 100% owned subsidiaries of the Company (the “guarantor subsidiaries”): Round Mountain Gold Corporation, Kinross Brasil Mineração S.A., Fairbanks Gold Mining, Inc., Melba Creek Mining, Inc., KG Mining (Round Mountain) Inc., KG Mining (Bald Mountain) Inc., Red Back Mining B.V., Red Back Mining (Ghana) Limited, White Ice Ventures Limited, KG Far East (Luxembourg) Sarl. All guarantees by the guarantor subsidiaries are joint and several, and full and unconditional; subject to certain customary release provisions contained in the indenture governing the senior notes.

The following tables contain separate financial information related to the guarantor subsidiaries as set out in the consolidating balance sheets as at June 30, 2019 and December 31, 2018 and the consolidating statements of operations, comprehensive income (loss) and cash flows for the six months ended June 30, 2019 and 2018. For purposes of this information, the financial statements of Kinross Gold Corporation and of the guarantor subsidiaries reflect investments in subsidiary companies on an equity accounting basis.

20

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2019 and 2018
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

Consolidating balance sheet as at June 30, 2019

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non-guarantors	Eliminations	Consolidated
Assets
Current assets
Cash and cash equivalents	$19.0	$116.7	$-	$135.7	$339.7	$-	$475.4
Restricted cash	-	7.0	-	7.0	6.5	-	13.5
Accounts receivable and other assets	12.5	28.4	-	40.9	88.9	-	129.8
Intercompany receivables	568.5	1,074.7	(295.0)	1,348.2	4,363.6	(5,711.8)	-
Current income tax recoverable	-	1.1	-	1.1	43.7	-	44.8
Inventories	2.3	473.4	-	475.7	515.6	-	991.3
Unrealized fair value of derivative assets	4.0	1.0	-	5.0	1.7	-	6.7
	606.3	1,702.3	(295.0)	2,013.6	5,359.7	(5,711.8)	$1,661.5
Non-current assets
Property, plant and equipment	74.4	3,111.6	-	3,186.0	2,583.6	-	5,769.6
Goodwill	-	158.8	-	158.8	-	-	158.8
Long-term investments	173.9	-	-	173.9	8.5	-	182.4
Investments in joint ventures	-	-	-	-	18.4	-	18.4
Intercompany investments	3,750.5	4,233.2	(6,580.5)	1,403.2	15,312.0	(16,715.2)	-
Unrealized fair value of derivative assets	0.6	2.9	-	3.5	0.4	-	3.9
Other long-term assets	11.0	210.1	-	221.1	356.0	-	577.1
Long-term intercompany receivables	3,217.1	2,234.1	(1,854.6)	3,596.6	3,394.5	(6,991.1)	-
Deferred tax assets	-	-	-	-	35.6	-	35.6
Total assets	$7,833.8	$11,653.0	$(8,730.1)	$10,756.7	$27,068.7	$(29,418.1)	$8,407.3

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$75.6	$202.4	$-	$278.0	$163.1	$-	$441.1
Intercompany payables	134.7	771.2	(295.0)	610.9	5,100.9	(5,711.8)	-
Current income tax payable	-	48.9	-	48.9	20.3	-	69.2
Current portion of provisions	-	15.3	-	15.3	34.6	-	49.9
Other current liabilities	2.2	11.2	-	13.4	2.9	-	16.3
	212.5	1,049.0	(295.0)	966.5	5,321.8	(5,711.8)	576.5
Non-current liabilities
Long-term debt and credit facilities	1,891.2	-	-	1,891.2	-	-	1,891.2
Provisions	10.5	417.6	-	428.1	407.9	-	836.0
Long-term lease liabilities	18.2	15.8	-	34.0	5.2	-	39.2
Unrealized fair value of derivative liabilities	0.9	0.9	-	1.8	0.5	-	2.3
Other long-term liabilities	-	56.5	-	56.5	50.5	-	107.0
Long-term intercompany payables	1,000.8	3,353.0	(1,854.6)	2,499.2	4,491.9	(6,991.1)	-
Deferred tax liabilities	-	179.7	-	179.7	55.6	-	235.3
Total liabilities	3,134.1	5,072.5	(2,149.6)	6,057.0	10,333.4	(12,702.9)	3,687.5

Equity
Common shareholders' equity
Common share capital	$14,919.9	$1,795.3	$(1,795.3)	$14,919.9	$19,301.2	$(19,301.2)	$14,919.9
Contributed surplus	237.6	3,464.4	(3,464.4)	237.6	6,525.2	(6,525.2)	237.6
Accumulated deficit	(10,411.8)	1,340.6	(1,340.6)	(10,411.8)	(9,054.9)	9,054.9	(10,411.8)
Accumulated other comprehensive income (loss)	(46.0)	(19.8)	19.8	(46.0)	(56.3)	56.3	(46.0)
Total common shareholders' equity	4,699.7	6,580.5	(6,580.5)	4,699.7	16,715.2	(16,715.2)	4,699.7
Non-controlling interest	-	-	-	-	20.1	-	20.1
Total equity	4,699.7	6,580.5	(6,580.5)	4,699.7	16,735.3	(16,715.2)	4,719.8

Total liabilities and equity	$7,833.8	$11,653.0	$(8,730.1)	$10,756.7	$27,068.7	$(29,418.1)	$8,407.3

21

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2019 and 2018
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

Consolidating balance sheet as at December 31, 2018

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non-guarantors	Eliminations	Consolidated
Assets
Current assets
Cash and cash equivalents	$29.7	$103.8	$-	$133.5	$215.5	$-	$349.0
Restricted cash	-	6.2	-	6.2	6.5	-	12.7
Accounts receivable and other assets	9.7	30.4	-	40.1	61.3	-	101.4
Intercompany receivables	558.9	1,098.0	(275.8)	1,381.1	4,283.2	(5,664.3)	-
Current income tax recoverable	-	2.3	-	2.3	76.7	-	79.0
Inventories	2.6	478.3	-	480.9	571.1	-	1,052.0
Unrealized fair value of derivative assets	3.3	0.5	-	3.8	-	-	3.8
	604.2	1,719.5	(275.8)	2,047.9	5,214.3	(5,664.3)	1,597.9
Non-current assets
Property, plant and equipment	31.5	2,931.4	-	2,962.9	2,556.2	-	5,519.1
Goodwill	-	158.8	-	158.8	3.9	-	162.7
Long-term investments	145.9	-	-	145.9	10.0	-	155.9
Investments in joint ventures	-	-	-	-	18.3	-	18.3
Intercompany investments	3,557.8	3,983.5	(6,213.0)	1,328.3	15,167.0	(16,495.3)	-
Unrealized fair value of derivative assets	-	0.8	-	0.8	-	-	0.8
Other long-term assets	11.7	187.3	-	199.0	365.1	-	564.1
Long-term intercompany receivables	3,215.3	2,421.7	(1,981.0)	3,656.0	3,576.0	(7,232.0)	-
Deferred tax assets	-	-	-	-	45.0	-	45.0
Total assets	$7,566.4	$11,403.0	$(8,469.8)	$10,499.6	$26,955.8	$(29,391.6)	$8,063.8

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$74.5	$207.9	$-	$282.4	$183.5	$-	$465.9
Intercompany payables	131.0	687.3	(275.8)	542.5	5,121.8	(5,664.3)	-
Current income tax payable	-	14.1	-	14.1	7.6	-	21.7
Current portion of provisions	-	23.6	-	23.6	49.0	-	72.6
Other current liabilities	7.1	12.3	-	19.4	32.8	-	52.2
	212.6	945.2	(275.8)	882.0	5,394.7	(5,664.3)	612.4
Non-current liabilities
Long-term debt and credit facilities	1,735.0	-	-	1,735.0	-	-	1,735.0
Provisions	10.9	403.0	-	413.9	402.5	-	816.4
Long-term lease liabilities	-	-	-	-	-	-	-
Unrealized fair value of derivative liabilities	3.9	3.6	-	7.5	2.1	-	9.6
Other long-term liabilities	-	54.7	-	54.7	43.2	-	97.9
Long-term intercompany payables	1,097.3	3,589.4	(1,981.0)	2,705.7	4,526.3	(7,232.0)	-
Deferred tax liabilities	-	194.1	-	194.1	71.1	-	265.2
Total liabilities	3,059.7	5,190.0	(2,256.8)	5,992.9	10,439.9	(12,896.3)	3,536.5

Equity
Common shareholders' equity
Common share capital	$14,913.4	$1,795.3	$(1,795.3)	$14,913.4	$19,217.6	$(19,217.6)	$14,913.4
Contributed surplus	239.8	3,442.6	(3,442.6)	239.8	6,415.6	(6,415.6)	239.8
Accumulated deficit	(10,548.0)	1,001.6	(1,001.6)	(10,548.0)	(9,078.2)	9,078.2	(10,548.0)
Accumulated other comprehensive income (loss)	(98.5)	(26.5)	26.5	(98.5)	(59.7)	59.7	(98.5)
Total common shareholders' equity	4,506.7	6,213.0	(6,213.0)	4,506.7	16,495.3	(16,495.3)	4,506.7
Non-controlling interest	-	-	-	-	20.6	-	20.6
Total equity	4,506.7	6,213.0	(6,213.0)	4,506.7	16,515.9	(16,495.3)	4,527.3

Total liabilities and equity	$7,566.4	$11,403.0	$(8,469.8)	$10,499.6	$26,955.8	$(29,391.6)	$8,063.8

22

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2019 and 2018
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

Consolidating statement of operations for the six months ended June 30, 2019

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non-guarantors	Eliminations	Consolidated
Revenue
Metal sales	$854.9	$856.9	$(816.9)	$894.9	$729.1	$-	$1,624.0

Cost of sales
Production cost of sales	838.8	459.9	(816.9)	481.8	356.0	-	837.8
Depreciation, depletion and amortization	1.7	168.3	-	170.0	174.0	-	344.0
Total cost of sales	840.5	628.2	(816.9)	651.8	530.0	-	1,181.8
Gross profit	14.4	228.7	-	243.1	199.1	-	442.2
Other operating expense	9.5	17.0	-	26.5	35.9	-	62.4
Exploration and business development	13.6	8.5	-	22.1	25.8	-	47.9
General and administrative	48.0	2.3	-	50.3	21.9	-	72.2
Operating earnings (loss)	(56.7)	200.9	-	144.2	115.5	-	259.7
Other income (expense) - net	12.9	(1.1)	-	11.8	23.3	(35.0)	0.1
Equity in earnings (losses) of joint ventures and intercompany investments	173.4	81.5	(222.3)	32.6	0.1	(32.6)	0.1
Finance income	41.5	31.0	(5.8)	66.7	42.6	(105.3)	4.0
Finance expense	(34.9)	(38.7)	5.8	(67.8)	(91.1)	105.3	(53.6)
Earnings (loss) before tax	136.2	273.6	(222.3)	187.5	90.4	(67.6)	210.3
Income tax expense - net	-	(51.3)	-	(51.3)	(23.3)	-	(74.6)
Net earnings (loss)	$136.2	$222.3	$(222.3)	$136.2	$67.1	$(67.6)	$135.7
Net earnings (loss) attributable to:
Non-controlling interest	$-	$-	$-	$-	$(0.5)	$-	$(0.5)
Common shareholders	$136.2	$222.3	$(222.3)	$136.2	$67.6	$(67.6)	$136.2

23

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2019 and 2018
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

Consolidating statement of operations for the six months ended June 30, 2018

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non-guarantors	Eliminations	Consolidated
Revenue
Metal sales	$1,026.3	$967.4	$(952.5)	$1,041.2	$631.0	$-	$1,672.2

Cost of sales
Production cost of sales	1,003.5	540.0	(952.3)	591.2	308.3	-	899.5
Depreciation, depletion and amortization	2.4	203.7	(0.2)	205.9	177.5	-	383.4
Total cost of sales	1,005.9	743.7	(952.5)	797.1	485.8	-	1,282.9
Gross profit	20.4	223.7	-	244.1	145.2	-	389.3
Other operating expense	3.9	4.7	-	8.6	46.2	-	54.8
Exploration and business development	12.5	5.7	-	18.2	26.1	-	44.3
General and administrative	34.7	2.1	-	36.8	29.2	-	66.0
Operating earnings (loss)	(30.7)	211.2	-	180.5	43.7	-	224.2
Other income (expense) - net	6.2	(5.1)	-	1.1	89.6	(83.0)	7.7
Equity in earnings (losses) of joint ventures and intercompany investments	143.4	23.0	(194.4)	(28.0)	-	27.8	(0.2)
Finance income	25.9	25.3	(1.7)	49.5	34.9	(77.8)	6.6
Finance expense	(35.1)	(23.3)	1.7	(56.7)	(72.7)	77.8	(51.6)
Earnings (loss) before tax	109.7	231.1	(194.4)	146.4	95.5	(55.2)	186.7
Income tax expense - net	(1.2)	(36.7)	-	(37.9)	(40.5)	-	(78.4)
Net earnings (loss)	$108.5	$194.4	$(194.4)	$108.5	$55.0	$(55.2)	$108.3
Net earnings (loss) attributable to:
Non-controlling interest	$-	$-	$-	$-	$(0.2)	$-	$(0.2)
Common shareholders	$108.5	$194.4	$(194.4)	$108.5	$55.2	$(55.2)	$108.5

24

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2019 and 2018
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

Consolidating statement of comprehensive income (loss) for the six months ended June 30, 2019

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non-guarantors	Eliminations	Consolidated

Net earnings (loss)	$136.2	$222.3	$(222.3)	$136.2	$67.1	$(67.6)	$135.7

Other comprehensive income (loss), net of tax:
Items that will not be reclassified to profit or loss:
Equity investments at fair value through other comprehensive income ("FVOCI") - net change in fair value (a)	30.0	-	-	30.0	(1.4)	-	28.6
Items that are or may be reclassified to profit or loss in subsequent periods:
Cash flow hedges - effective portion of changes in fair value (b)	10.7	10.8	-	21.5	-	-	21.5
Cash flow hedges - reclassified to profit or loss (c)	(0.1)	2.5	-	2.4	-	-	2.4
	40.6	13.3	-	53.9	(1.4)	-	52.5
Equity in other comprehensive income (loss) of intercompany investments	11.9	-	(13.3)	(1.4)	-	1.4	-
Total comprehensive income (loss)	$188.7	$235.6	$(235.6)	$188.7	$65.7	$(66.2)	$188.2

Attributable to non-controlling interest	$-	$-	$-	$-	$(0.5)	$-	$(0.5)
Attributable to common shareholders	$188.7	$235.6	$(235.6)	$188.7	$66.2	$(66.2)	$188.7

(a) Net of tax of	$-	$-	$-	$-	$-	$-	$-
(b) Net of tax of	$0.1	$4.2	$-	$4.3	$-	$-	$4.3
(c) Net of tax of	$-	$1.6	$-	$1.6	$-	$-	$1.6
25

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2019 and 2018
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

Consolidating statement of comprehensive income (loss) for the six months ended June 30, 2018

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non-guarantors	Eliminations	Consolidated

Net earnings (loss)	$108.5	194.4	(194.4)	108.5	55.0	(55.2)	108.3

Other comprehensive income (loss), net of tax:
Items that will not be reclassified to profit or loss:
Equity investments at fair value through other comprehensive income ("FVOCI") - net change in fair value (a)	(37.0)	-	-	(37.0)	(1.6)	-	(38.6)
Items that are or may be reclassified to profit or loss in subsequent periods:
Cash flow hedges - effective portion of changes in fair value (b)	0.6	(35.8)	-	(35.2)	-	-	(35.2)
Cash flow hedges - reclassified to profit or loss (c)	(4.0)	(3.5)	-	(7.5)	-	-	(7.5)
	(40.4)	(39.3)	-	(79.7)	(1.6)	-	(81.3)
Equity in other comprehensive income (loss) of intercompany investments	(40.9)	-	39.3	(1.6)	-	1.6	-
Total comprehensive income (loss)	$27.2	$155.1	$(155.1)	$27.2	$53.4	$(53.6)	$27.0

Attributable to non-controlling interest	$-	$-	$-	$-	$(0.2)	$-	$(0.2)
Attributable to common shareholders	$27.2	$155.1	$(155.1)	$27.2	$53.6	$(53.6)	$27.2

(a) Net of tax of	$-	$-	$-	$-	$(0.3)	$-	$(0.3)
(b) Net of tax of	$0.2	$(20.1)	$-	$(19.9)	$-	$-	$(19.9)
(c) Net of tax of	$(1.5)	$(1.0)	$-	$(2.5)	$-	$-	$(2.5)

26

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2019 and 2018
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

Consolidating statement of cash flows for the six months ended June 30, 2019

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non-guarantors	Eliminations	Consolidated
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings (loss)	$136.2	$222.3	$(222.3)	$136.2	$67.1	$(67.6)	$135.7
Adjustments to reconcile net earnings (loss) to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	1.7	168.3	-	170.0	174.0	-	344.0
Equity in (earnings) losses of joint ventures and intercompany investments	(173.4)	(81.5)	222.3	(32.6)	(0.1)	32.6	(0.1)
Share-based compensation expense	7.6	-	-	7.6	-	-	7.6
Finance expense	34.9	38.7	(5.8)	67.8	91.1	(105.3)	53.6
Deferred tax expense (recovery)	-	(21.0)	-	(21.0)	(10.4)	-	(31.4)
Foreign exchange losses (gains) and other	0.6	1.8	-	2.4	6.7	-	9.1
Changes in operating assets and liabilities:
Accounts receivable and other assets	(3.0)	6.2	-	3.2	(28.9)	-	(25.7)
Inventories	0.4	(13.5)	-	(13.1)	63.1	-	50.0
Accounts payable and accrued liabilities	(5.7)	49.0	-	43.3	(0.9)	-	42.4
Cash flow provided from (used in) operating activities	(0.7)	370.3	(5.8)	363.8	361.7	(140.3)	585.2
Income taxes recovered (paid)	-	(31.1)	-	(31.1)	30.5	-	(0.6)
Net cash flow provided from (used in) operating activities	(0.7)	339.2	(5.8)	332.7	392.2	(140.3)	584.6
Investing:
Additions to property, plant and equipment	(25.8)	(348.2)	-	(374.0)	(167.5)	-	(541.5)
Settlement of deferred payment obligation and initial acquisition	-	-	-	-	(30.0)	-	(30.0)
Net additions to long-term investments and other assets	2.1	(6.1)	-	(4.0)	(8.3)	-	(12.3)
Net proceeds from the sale of property, plant and equipment	-	0.3	-	0.3	1.8	-	2.1
Increase in restricted cash	-	(0.8)	-	(0.8)	-	-	(0.8)
Interest received and other	0.2	1.0	-	1.2	0.9	-	2.1
Net cash flow used in investing activities	(23.5)	(353.8)	-	(377.3)	(203.1)	-	(580.4)
Financing:
Net proceeds from issuance/drawdown of debt	260.0	-	-	260.0	-	-	260.0
Repayment of debt	(105.0)	-	-	(105.0)	-	-	(105.0)
Payment of lease liabilities	(1.0)	(4.4)	-	(5.4)	(1.8)	-	(7.2)
Interest paid	(28.4)	-	-	(28.4)	-	-	(28.4)
Dividends received from (paid to) common shareholders and subsidiaries	-	-	-	-	(35.0)	35.0	-
Intercompany advances	(113.0)	31.9	5.8	(75.3)	(30.0)	105.3	-
Other	0.9	-	-	0.9	(1.1)	-	(0.2)
Net cash flow provided from (used in) financing activities	13.5	27.5	5.8	46.8	(67.9)	140.3	119.2
Effect of exchange rate changes on cash and cash equivalents	-	-	-	-	3.0	-	3.0
Increase (decrease) in cash and cash equivalents	(10.7)	12.9	-	2.2	124.2	-	126.4
Cash and cash equivalents, beginning of period	29.7	103.8	-	133.5	215.5	-	349.0
Cash and cash equivalents, end of period	$19.0	$116.7	$-	$135.7	$339.7	$-	$475.4

27

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2019 and 2018
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

Consolidating statement of cash flows for the six months ended June 30, 2018

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non-guarantors	Eliminations	Consolidated
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings (loss)	$108.5	$194.4	$(194.4)	$108.5	$55.0	$(55.2)	$108.3
Adjustments to reconcile net earnings (loss) to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	2.4	203.7	(0.2)	205.9	177.5	-	383.4
Equity in (earnings) losses of joint ventures and intercompany investments	(143.4)	(23.0)	194.4	28.0	-	(27.8)	0.2
Share-based compensation expense	7.5	-	-	7.5	-	-	7.5
Finance expense	35.1	23.3	(1.7)	56.7	72.7	(77.8)	51.6
Deferred tax expense (recovery)	1.3	28.7	-	30.0	(2.7)	-	27.3
Foreign exchange losses (gains) and other	5.5	(12.7)	-	(7.2)	24.1	-	16.9
Changes in operating assets and liabilities:
Accounts receivable and other assets	(4.7)	0.4	-	(4.3)	(39.8)	-	(44.1)
Inventories	(1.2)	(26.3)	0.2	(27.3)	25.5	-	(1.8)
Accounts payable and accrued liabilities	(25.4)	(13.6)	-	(39.0)	23.0	-	(16.0)
Cash flow provided from (used in) operating activities	(14.4)	374.9	(1.7)	358.8	335.3	(160.8)	533.3
Income taxes recovered (paid)	-	(25.6)	-	(25.6)	(29.7)	-	(55.3)
Net cash flow provided from (used in) operating activities	(14.4)	349.3	(1.7)	333.2	305.6	(160.8)	478.0
Investing:
Additions to property, plant and equipment	(2.6)	(202.5)	-	(205.1)	(288.9)	-	(494.0)
Settlement of deferred payment obligation and initial acquisition	-	-	-	-	(35.1)	-	(35.1)
Net additions to long-term investments and other assets	0.9	(11.0)	-	(10.1)	(20.1)	-	(30.2)
Net proceeds from the sale of property, plant and equipment	-	0.3	-	0.3	3.7	-	4.0
Increase in restricted cash	-	(0.1)	-	(0.1)	-	-	(0.1)
Interest received and other	1.7	1.1	-	2.8	2.2	-	5.0
Net cash flow used in investing activities	-	(212.2)	-	(212.2)	(338.2)	-	(550.4)
Financing:
Proceeds from issuance/drawdown of debt	-	-	-	-	-	-	-
Repayment of debt	-	-	-	-	-	-	-
Payment of lease liabilities
Interest paid	(30.0)	-	-	(30.0)	-	-	(30.0)
Dividends received from (paid to) common shareholders and subsidiaries	-	-	-	-	(83.0)	83.0	-
Intercompany advances	(151.2)	(95.3)	1.7	(244.8)	167.0	77.8	-
Other	0.5	-	-	0.5	(0.1)	-	0.4
Net cash flow provided from (used in) financing activities	(180.7)	(95.3)	1.7	(274.3)	83.9	160.8	(29.6)
Effect of exchange rate changes on cash and cash equivalents	-	-	-	-	(5.1)	-	(5.1)
Increase (decrease) in cash and cash equivalents	(195.1)	41.8	-	(153.3)	46.2	-	(107.1)
Cash and cash equivalents, beginning of period	267.6	122.7	-	390.3	635.5	-	1,025.8
Cash and cash equivalents, end of period	$72.5	$164.5	$-	$237.0	$681.7	$-	$918.7

28